                                              Filed Pursuant to Rule 424(b)(3)
                                                           File No.: 333-86547


PROSPECTUS

                             3,500,000 Shares

                                                 [Logo of Pennaco Energy, Inc.}

                                 Common Stock

                               ----------------

Pennaco Energy, Inc. is offering 2,250,000 shares of common stock, and one of our stockholders named in this prospectus is offering 1,250,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock trades on the American Stock Exchange under the symbol "PN." On October 14, 1999, the last sale price of our common stock as reported on the American Stock Exchange was $11.125 per share.

Pennaco is an independent energy company entirely focused on the acquisition, exploration, development and production of natural gas from coal bed methane properties located in the Powder River Basin of northeastern Wyoming and southeastern Montana.

See "Risk Factors" beginning on page 8 to read about some of the risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                              Per
                                                             Share     Total
                                                            ------- -----------
Public Offering Price...................................... $11.125 $38,937,500
Underwriting discounts and commissions..................... $ 0.668 $ 2,336,250
Proceeds, before expenses, to Pennaco...................... $10.458 $23,529,375
Proceeds, before expenses, to the selling stockholder...... $10.458 $13,071,875

                               ----------------

The underwriters may also purchase up to an additional 525,000 shares of common stock from Pennaco at the public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares to purchasers on October 20, 1999.

                               ----------------

Bear, Stearns & Co. Inc.
                A.G. Edwards & Sons, Inc.
                                 Howard, Weil, Labouisse, Friedrichs
                                                  Incorporated
                                                           Hanifen, Imhoff Inc.

             The date of this prospectus is October 14, 1999.

                               [MAP APPEARS HERE]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  15
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  16
Price Range of Common Stock..............................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Historical Financial Data.......................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business and Properties..................................................  23
Management...............................................................  36
Principal and Selling Stockholders.......................................  44
Certain Relationships and Related Transactions...........................  46
Description of Capital Stock.............................................  47
Underwriting.............................................................  53
Experts..................................................................  55
Legal Matters............................................................  55
Where to Find More Information...........................................  55
Index to Financial Statements............................................ F-1
Report of Independent Petroleum Engineers................................ A-1

                               ----------------

   As used in this prospectus, any reference to the "Company," "Pennaco," "we" or "our" means Pennaco Energy, Inc.

                               ----------------

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock offered through this prospectus. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors."

Pennaco Energy, Inc.

   We are an independent energy company entirely focused on the acquisition, exploration, development and production of natural gas from coal bed methane properties located in the Powder River Basin of northeastern Wyoming and southeastern Montana. We are one of the largest holders of oil and gas leases covering coal bed methane properties in the Powder River Basin and believe we are the only publicly traded company focused solely on coal bed methane development in the Powder River Basin. Currently, the Powder River Basin has the highest level of drilling activity of any onshore basin in the United States. As of September 15, 1999, we owned oil and gas lease rights with respect to approximately 725,000 gross acres and 335,000 net acres in the Powder River Basin. Of these amounts, 624,000 gross acres and 281,000 net acres represent our portion of the leasehold interests contained in an area of mutual interest, or AMI, we share with CMS Oil and Gas Company, a wholly owned subsidiary of CMS Energy Corporation, a publicly traded global energy company. We have leasehold interests covering 101,000 gross acres and 54,000 net acres outside the AMI, the majority of which are located in our South Gillette Area.

   On October 23, 1998, we entered into a definitive agreement with CMS Oil and Gas Company, under which CMS acquired an undivided 50% working interest in approximately 492,000 net acres of our leasehold position in the Powder River Basin for approximately $28 million. Since the announcement of our agreement with CMS, the jointly owned leasehold contained in the AMI has increased from 492,000 net acres to approximately 562,000 net acres through additional leasehold acquisitions. The CMS agreement provides that Pennaco and CMS will each operate approximately 50% of the wells to be drilled in the AMI. All the production from leases in the AMI is dedicated to affiliates of CMS for gathering, compression and transportation.

Business Activities

   On November 15, 1998, we initiated our drilling program and had drilled 383 gross (322 net) wells by October 14, 1999. Of these wells, 97 gross (87 net) wells were producing and 286 gross (235 net) were shut-in but capable of producing or were in various stages of completion, testing or connection to a pipeline. We have drilled 312 gross wells in our South Gillette Area with an average 92% working interest and 71 gross wells in the AMI with an average 50% working interest. We operate all of the 312 wells drilled in the South Gillette Area and approximately 50% of the 71 wells drilled in the AMI. Based on our current inventory of drilling locations, we expect to drill 460 net wells during 1999 with expected drilling costs of approximately $18 million. We drilled 294 of these wells during the year-to-date period ended October 14, 1999. We have identified in excess of 1,400 additional net drilling locations on our acreage based on drilling results to date. The number of locations we actually drill will depend on our future operating results, availability of capital and our ability to obtain the requisite regulatory approvals from state and federal agencies.

   Our estimated net proved reserves as of September 1, 1999, were 56.1 billion cubic feet, or Bcf, of natural gas, a 38.0 Bcf increase from the 18.1 Bcf of estimated net proved reserves reported as of January 1, 1999. All of our net proved reserves are located in the South Gillette Area. The present value of estimated future net revenues, before income taxes, as of September 1, 1999, totaled $50.6 million, using a 10% discount rate. Based on our proved reserves as of September 1, 1999, and total drilling and completion costs of $9.8 million incurred from inception through that date, our drilling and completion costs have averaged $0.17 per thousand cubic feet, or Mcf, making us one of the lowest cost finders and developers among U.S. publicly traded exploration and production companies. Our drilling and completion costs exclude the costs of well connection, gas gathering and compression, which we currently outsource to third parties.

Business Strategy

   Our objective is to build an exploration and production company focused on creating value for our stockholders through profitable per share growth in reserves, production and cash flow. We are implementing this strategy as follows:

  . Focus activities in the Powder River Basin coal bed methane project. During 1999, we intend to drill a total of 460 net coal bed methane wells, of which 294 had been drilled as of October 14, 1999. We have identified in excess of 1,400 additional net drilling locations on portions of our acreage based on drilling results to date, of which approximately 31% are located outside the AMI, primarily in our South Gillette Area, and 69% are in the AMI. We currently anticipate drilling over 500 net wells during 2000. The actual number of wells we drill, however, will depend on our future operating results, availability of capital and our ability to obtain the requisite regulatory approvals from state and federal agencies.

  . Maintain low cost drilling program. Our coal bed methane wells in the Powder River Basin have generally been 350 to 900 feet deep, have typically taken two to three days to drill and complete and have cost between $30,000 and $45,000. In comparison to conventional oil and gas wells, Powder River Basin coal bed methane wells can be characterized by their low cost and short drilling time frame. Based on our proved reserves as of September 1, 1999, and total drilling and completion costs of $9.8 million incurred from inception through that date, our drilling and completion costs have averaged $0.17 per Mcf, making us one of the lowest cost finders and developers among U.S. publicly traded exploration and production companies.

  . Concentrate on lower risk development and exploration. We plan to allocate at least 70% of our drilling expenditure budget over time to development wells near existing coal bed methane production. Approximately 380, or 83%, of the 460 net wells in our 1999 drilling expenditure budget are development wells. We believe this allocation reduces our risk of drilling wells that will not produce natural gas in commercial quantities. Prior to making a significant capital investment in development drilling outside of our proved reserves, we typically drill a five to ten-well pilot project. We expect to complete approximately 20 pilot or exploratory projects during 1999, of which 13 have either been completed or were in progress as of October 14, 1999.

  . Acquire additional property interests that add to near term drilling inventory. From our inception through September 15, 1999, we have acquired leasehold interests covering approximately 596,000 net acres in the Powder River Basin for $35.0 million, with an average acquisition cost of $59 per acre. We have sold a total of 261,000 net acres of this acreage to CMS. We believe that ownership of coal bed methane properties in the Powder River Basin will continue to be consolidated by the larger leaseholders in the basin resulting in more efficient development and production operations. We intend to continue to be one of the leaders in this consolidation. While the costs to acquire leasehold interests in the Powder River Basin have increased, we believe that attractive lease acquisition opportunities are still available.

  . Lower capital costs through outsourcing. We intend to focus our capital spending and management resources on areas with higher potential returns, such as drilling, well completion, production and lease acquisition activities, while outsourcing the gas gathering, compression and transportation functions. We believe this will be a more efficient use of our funds and allow us to maintain a rapid rate of development of our properties.

  . Maintain control of operations. We had an average 84% working interest in our wells drilled as of October 14, 1999. Our objective is to maintain a minimum 50% working interest in our Powder River Basin leases and wells. We operate all of our 312 wells drilled in our South Gillette Area and, in accordance with our agreement with CMS, approximately one-half of the 71 wells drilled in the AMI. By operating a majority of our producing properties, we believe we have greater control over our expenses and the timing of our exploration and development operations.

Gas Gathering, Compression and Transportation

   We plan to continue to focus our capital spending and management resources on lease acquisition, drilling, well completion and production activities rather than gas gathering, compression and transportation operations. Accordingly, we will utilize third party gathering services to gather, compress and transport our natural gas from the wellhead to the market in return for gathering and compression fees. Pennaco and CMS have entered into a gas gathering agreement under which an affiliate of CMS will provide gas gathering services to Pennaco and CMS within the AMI. We have also entered into an agreement with Bear Paw Energy, Inc., a subsidiary of Transmontaigne Inc., under which Bear Paw Energy constructs, owns and operates gas gathering systems and provides gas gathering and compression services to Pennaco in our South Gillette Area.

   While coal bed methane production growth in the Powder River Basin has historically been impeded by a shortage of pipeline capacity out of the basin, two pipelines have recently been completed and one is under construction. The two completed pipelines will provide an additional 900 million cubic feet, or MMcf, of daily capacity as set forth below:

  . Fort Union Gas Gathering, LLC's 106-mile, 24-inch gathering pipeline, which commenced operations September 1, 1999, with an initial capacity of 450 MMcf per day;

  . Thunder Creek Gas Services, LLC's 126-mile, 24-inch gathering pipeline, which commenced operations September 1, 1999, with an initial capacity of 450 MMcf per day; and

  . CMS Energy's 110-mile, Northern Header gathering pipeline, that will connect to the northern terminus of the Fort Union pipeline, is under construction and is expected to commence operations in November 1999 with an initial capacity of 256 MMcf per day.

   Additionally, Wyoming Interstate Gas Company's 143-mile, 24-inch Medicine Bow Lateral pipeline, which is under construction and is expected to commence operations in November 1999 with an initial capacity of 260 MMcf per day, will transport natural gas from the Thunder Creek and Fort Union pipelines at the south end of the Powder River Basin to interconnect with multiple interstate pipelines.

   We are in the process of negotiating firm and interruptible transportation for our anticipated natural gas production. We currently have long-term transportation contracts with the following pipeline entities:

  . a pipeline affiliate of CMS will take all of our natural gas produced in the AMI through the Fort Union pipeline and the Medicine Bow Lateral on an interruptible basis with Pennaco having the option to convert up to 50% of our average monthly production from the AMI over the trailing calendar year to up to 30 MMcf per day of firm transportation;

  . Thunder Creek Gas Services, LLC will take 4.3 MMcf per day of our gas produced in the South Gillette Area on a firm basis beginning in September 1999 under a five-year contract increasing to 10 MMcf per day in November 1999; and

  . Western Gas Resources is taking 11 MMcf per day of our gas produced in the South Gillette Area, increasing to 20 MMcf per day when the Medicine Bow Lateral commences operations, on a firm basis under a ten-year contract.

Recent Developments

 Increased Production

   Our working interest gas production has increased to 21 MMcf per day (14 MMcf per day net to Pennaco) from 97 producing wells located in the South Gillette Area. The recent increase from 11 MMcf per day is due to the opening of KN Energy's Coal Seam Booster Compressor Station in the South Gillette Area. The Coal Seam Booster and related pipeline spur moves gas to the recently opened Thunder Creek Gas Pipeline.

 Recent Acquisitions

   Since June 30, 1999, we have acquired leasehold interests covering 22,400 net acres of oil and gas properties in various transactions for $12.1 million. These leasehold acquisitions cover properties that are either adjacent to drilling activities or production in our South Gillette Area or near pilot projects that we have recently drilled or plan to drill in 1999.

   One of the larger acquisitions is a 1,900 net acre position in the Bonepile area, which is located outside of the AMI approximately three miles west of our current drilling activity in the South Gillette Area. The Bonepile acquisition includes 15 coal bed methane wells, which are currently shut-in awaiting pipeline connection, and 48 net drilling locations. We plan to drill most of these locations in the fourth quarter of 1999.

   We recently completed an acquisition that includes 6,400 net acres outside of the AMI in an area called Deadhorse Creek, which is located approximately eight miles southwest of our Felix pilot project. The Deadhorse Creek acquisition includes seven coal bed methane wells which are currently shut-in and awaiting pipeline connection. We have identified over 200 net drilling locations in this area with each location targeting either the Big George or Cook coal beds. Sixty percent of the purchase price is being held in escrow until necessary third party consents releasing the property from a federal unit agreement are received. Operators have recently conducted an increasing amount of coal bed methane drilling activity in three separate pilot projects located approximately six miles to the northeast, northwest and southwest of this area, targeting the Big George coal bed.

 Capital Spending

   On June 16, 1999, we announced a revised capital budget of $26.5 million for 1999, all of which will be directed toward our Powder River Basin coal bed methane properties. The revised budget represents an $8.1 million, or 44%, increase over our original budget of $18.4 million. We plan to spend approximately $18 million to drill 460 net wells in the project area during 1999. These wells will be a combination of joint Pennaco/CMS wells drilled in the AMI and Pennaco wells drilled outside the AMI in our South Gillette Area. Approximately $8.5 million of our revised budget is allocated to additional leasehold acquisitions. However, due to our ability to identify attractive acquisition opportunities, we acquired leasehold interests for $17.6 million during the year-to-date period ended October 14, 1999, exceeding our budget for the year by $9.1 million. We plan to continue to expand our leasehold position in the Powder River Basin as attractive lease acquisition opportunities become available.

 Increased Borrowing Base Under Credit Facility

   On July 23, 1999, we entered into a revolving line of credit with US Bank National Association. US Bank increased Pennaco's borrowing base to $20.0 million on September 24, 1999, under the existing $25.0 million credit facility. This reflects a $6.0 million increase from the previous $14.0 million borrowing base and a $10.0 million increase from the initial $10.0 million borrowing base. Our borrowing base has increased as our reserve base has increased from 18.1 Bcf at January 1, 1999, to 56.1 Bcf at September 1, 1999.

                                  The Offering

Common Stock Offered by:

   Pennaco..........................  2,250,000 shares

   The Selling Stockholder..........  1,250,000 shares

Common Stock Outstanding............  17,836,129 shares

Use of Proceeds.....................  We intend to use the net proceeds from this offering to repay existing
                                      indebtedness incurred to fund lease
                                      acquisitions and drilling operations, to fund future lease acquisitions, for planned exploration and development drilling and for general corporate purposes.

Offering Expenses...................  The expenses of the offering will be shared proportionately by Pennaco and the selling stockholder based on the number of shares sold by each party in this offering.

American Stock Exchange Symbol......  PN

   The number of shares of common stock outstanding after this offering is that number of shares outstanding at June 30, 1999:

  . excluding shares issuable under a 30-day option granted by Pennaco to the underwriters to purchase up to 525,000 additional shares of common stock to cover over-allotments, if any;

  . excluding 4,142,818 shares of common stock issuable under options and warrants outstanding at October 14, 1999, and 45,000 additional options to be issued as a result of this offering; and

  . including 416,950 shares of common stock issued under options and warrants exercised from July 1, 1999 to October 14, 1999.

                                  Risk Factors

   For a description of some of the risks that you should consider before buying shares of the common stock, see "Risk Factors" beginning on page 8.

                Summary Historical Financial and Operating Data

   The following tables present summary financial and operating data for Pennaco as of and for the periods indicated. You should read the following summary data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes and other information included in this prospectus. The financial data for the period ended December 31, 1998, have been derived from our financial statements that have been audited by KPMG LLP. The financial data for the period ended June 30, 1998, and the six months ended June 30, 1999, have been derived from our unaudited financial statements that, in the opinion of management, reflect all adjustments necessary for a fair presentation of the financial data for those periods. Both our audited and unaudited financial statements are included in this prospectus.

                                                Period From       Period From
                                 Six Months   January 26, 1998 January 26, 1998
                                    Ended      (inception) to   (inception) to
                                June 30, 1999  June 30, 1998   December 31, 1998
                                ------------- ---------------- -----------------
                                    (in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
  Natural gas revenue.........     $   628        $   --            $   --
                                   -------        -------           -------
    Total revenue.............         628            --                --
                                   -------        -------           -------
Operating Expenses:
  Production and lease
   operating expenses.........         486            --                --
  Production taxes............          52            --                --
  Exploration.................         108            860             1,825
  Depreciation, depletion and
   amortization...............         148              8                62
  General and administrative..       2,425            401             3,978
                                   -------        -------           -------
    Total expenses............       3,219          1,269             5,865
                                   -------        -------           -------
Loss from operations..........      (2,591)        (1,269)           (5,865)
Interest income...............         239             20                55
Interest expense..............         --            (475)             (682)
Gain on sale of properties....      12,431            --              1,413
                                   -------        -------           -------
Income (loss) before income
 taxes........................      10,079         (1,724)           (5,079)
Income tax benefit (expense)..      (3,612)           --              1,266
                                   -------        -------           -------
Net income (loss).............     $ 6,467        $(1,724)          $(3,813)
                                   =======        =======           =======
Basic earnings (loss) per
 share........................     $   .43        $  (.19)          $  (.34)
                                   =======        =======           =======
Diluted earnings (loss) per
 share........................     $   .37        $  (.19)          $  (.34)
                                   =======        =======           =======
Cash Flow Data:
Net cash provided by (used
 by):
  Operating activities........     $(3,906)       $(1,098)          $(3,517)
  Investing activities........       7,831        (13,051)          (11,313)
  Financing activities........      (4,834)        14,684            20,453

Other Financial Data:
Capital expenditures..........     $11,546        $12,856           $19,198

Balance Sheet Data (end of
 period):
Cash and cash equivalents.....     $ 4,714                          $ 5,623
Total assets..................      24,573                           22,026
Long-term debt................         --                               --
Total stockholders' equity....      20,323                           13,843

                        Summary Reserve and Acreage Data

   The reserve estimates and present value data for our properties as shown below were prepared by Ryder Scott Company, petroleum consultants. You should read the following table along with the sections entitled "Risk Factors," "Business and Properties" and note 9 to our annual financial statements included in this prospectus.

                                       As of          As of          As of
                                 September 1, 1999 July 1, 1999 January 1, 1999
                                 ----------------- ------------ ---------------
Estimated Proved Reserves: (1)
  Natural gas (Bcf).............         56.1            42.7         18.1
  Percent proved developed......           76%             69%          30%
  Present value of estimated
   future net revenues, before
   income taxes (2)(3)
   (in thousands)...............      $50,600        $ 28,300       $8,500

                                                                As of           As of
                                                           June 30, 1999 December 31, 1998
                                                           ------------- -----------------
Acreage:
  Gross acres:
    Developed.............................................      5,000           1,800
    Undeveloped...........................................    698,900         669,200
  Net acres:
    Developed.............................................      4,700           1,600
    Undeveloped...........................................    310,700         285,000

--------
(1) The term "present value of estimated future net revenues, before income taxes," when used with respect to natural gas reserves in this prospectus, means the estimated future revenue to be generated from the production of proved reserves, net of estimated future production and development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses and debt service or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

(2) Weighted average Rocky Mountain CIG natural gas price used in the estimation of net proved reserves and the calculation of present value was $2.49 per million British Thermal Units, or MMBtu, at August 31, 1999, $2.00 per MMBtu at June 30, 1999, and $1.80 per MMBtu at December 31, 1998.

(3) The standardized measure of discounted future net cash flows at January 1, 1999, was $6,142,000.

                                  RISK FACTORS

   An investment in Pennaco involves a significant degree of risk. You should carefully consider the specific factors set forth below, as well as the other information set forth in this prospectus, before you purchase the common stock offered in this prospectus.

We are a new company with a limited operating history. We may not achieve our business goals.

   We are a new company and had no revenues until late April 1999. We are subject to all the risks inherent in the creation of a new business. Since our principal activities to date have been limited to organizational activities, acquisition of leasehold interests, prospect development and commencement of a drilling program, we have a limited record of any revenue-producing operations. Consequently, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plans and we may not achieve our business goals.

We depend on gas gathering, compression and transportation facilities to move our production to market and we cannot guarantee that these facilities will be available when needed or that we will have access to these facilities when needed. If these facilities are not available, we will be unable to sell the natural gas we have produced.

   The marketability of our natural gas production depends in part on the availability, proximity and capacity of gas gathering and compression systems, pipelines and if necessary, processing facilities. There is currently limited pipeline capacity available to transport natural gas out of the Powder River Basin. To accommodate the amount of gas expected to be produced in the area, existing pipelines must be expanded and additional pipelines must be built. The expansion of pipeline capacity in the basin is likely to require significant capital outlays by the pipeline companies and the related plans and specifications are subject to government regulatory review, permits and approvals. This approval process may result in delays in the commencement and completion of any pipeline construction project. Our ability to market our natural gas production could also be limited because one of our transportation contracts is interruptible and, therefore, the transporter could unilaterally elect to stop transporting our natural gas due to lack of available capacity. We cannot guarantee that our wells will not be shut-in for significant periods of time due to the lack of capacity in existing pipelines or an interruption in the transportation we have contracted for. Further, we cannot guarantee that any additional pipeline capacity will be completed on a timely basis or that we will be permitted to transport any volumes on these pipelines.

Estimates of oil and gas reserves are uncertain and inherently imprecise. Our actual reserves could be materially less than the estimates included in this prospectus.

   This prospectus contains estimates of our proved natural gas reserves and the estimated future net revenues from these reserves. These estimates are based upon various assumptions, including assumptions relating to natural gas prices, drilling and operating expenses, capital expenditures, taxes and the availability of funds. The process of estimating natural gas reserves is complex. This process requires significant judgment in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Because of the limited amount of performance data currently available for our wells, the potential for future reserve revisions, either upward or downward, is significantly greater than normal.

   Actual future production, natural gas prices, revenues, operating expenses, taxes, development expenditures and quantities of recoverable natural gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of future net revenues set forth in this prospectus. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas prices and other factors, many of which are beyond our control.

   At September 1, 1999, approximately 24% of our estimated proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

   You should not assume that the present value of future net cash flows referred to in this prospectus is the current market value of our estimated natural gas reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by natural gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with Pennaco or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Compliance with environmental laws and regulations could limit our drilling activities and increase our costs to operate. In turn, this could adversely affect our development program.

   Currently, the Wyoming Department of Environmental Quality has restrictive regulations applying to the surface disposal of water produced from our drilling operations. We are currently seeking changes in permit requirements and department policy that would allow operators more flexibility to discharge water on the surface. If these changes are not made, it may be necessary to install and operate treatment facilities or to drill disposal wells to reinject the produced water back into the underground rock formations adjacent to the coal seams or lower sandstone horizons. In the event we are unable to obtain the appropriate permits or if applicable laws or regulations require water to be disposed of in an alternative manner, the costs to dispose produced water will increase. These costs could have a material adverse effect on some of our operations in this area, including potentially rendering future production and development in these affected areas uneconomic.

   Our development on federal lands in the Powder River Basin has been slowed by an ongoing environmental impact study which is scheduled for completion in November 1999. We cannot be certain when this study will be completed. We also cannot be sure that the study, when completed, will allow us to proceed with our exploration and development plans. Approximately 47% of the locations we have identified for possible drilling are located on federal properties that could be impacted by the results of this study.

   We could face significant liabilities to governmental agencies and third parties for discharging oil, natural gas or other pollutants into the air, soil or water, and be required to spend substantial amounts on investigations, litigation and remediation. We cannot be certain that existing environmental laws or regulations, as interpreted now or in the future, or future laws or regulations will not materially adversely affect our results of operations and financial condition or that we will not face material indemnity claims with respect to properties we own.

Our industry is subject to extensive regulation which may increase our costs.

   Our business is subject to substantial regulation under local, state and federal laws relating to the exploration for, and the development, production, marketing, pricing, transportation and storage of natural gas, as well as environmental and safety matters. New laws or regulations, or changes to current requirements, could have a material adverse effect on our business. In the past, prices of natural gas have been controlled by governmental regulation and there can be no assurance that price controls will not be implemented again.

Depressed prices for natural gas would affect our business.

   Our revenues, operating results, profitability, future rate of growth and the carrying value of our properties depend heavily on prevailing market prices for natural gas. We expect the markets for natural gas to continue to be volatile. Any substantial or extended decline in the price of natural gas would have a material adverse effect on our financial condition and results of operations. A decline could reduce our cash flow and borrowing capacity, as well as the value and amount of our natural gas reserves. Various factors beyond our control will affect prices of natural gas, including:

  .  domestic supplies of natural gas;

  .  domestic economic conditions;

  .  marketability of production;

  .  the level of consumer demand;

  .  the price, availability and acceptance of alternative fuels;

  .  the availability of pipeline capacity;

  .  weather conditions; and

  .  actions of federal, state, local and foreign authorities.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of natural gas.

We face risks related to title to the leases we enter into that may result in additional costs and affect our operating results.

   It is customary in the oil and gas industry to acquire a leasehold interest in a property based upon a preliminary title investigation. If the title to the leases we plan to acquire is defective, we could lose the money already spent on acquisition and development, or incur substantial costs to cure the title defect. Our oil and gas leases give us the right to develop and produce oil and gas from the leased properties. It is possible that the terms of our oil and gas leases may be interpreted differently depending on the state in which the property is located. For instance, royalty calculations can be substantially different from state to state, depending on each state's interpretation of lease language concerning the costs of production. We cannot guarantee that there will be no litigation concerning the proper interpretation of the terms of our leases. Adverse decisions in such litigation could result in material costs or the loss of one or more leases.

We face competition from other companies in the exploration and development of natural gas and for the acquisition of suitable leasehold interests. This competition could result in an increase in our costs to acquire leasehold interests and/or reduce the margins we achieve on sales of natural gas.

   Competition to acquire leasehold interests, as well as competition in the oil and gas exploration and production industry as a whole, is intense. We compete with a number of companies that possess greater financial, marketing, personnel, and other resources than are available to us. Different companies evaluate potential acquisitions differently. This results in widely differing bids. If other bidders are willing to pay higher prices than we believe are supported by our evaluation criteria, then our ability to acquire prospects could be limited. Low or uncertain prices for leasehold interests could cause potential sellers to withhold or withdraw properties from the market. In such an environment, we cannot guarantee that there will be a sufficient number of suitable prospects available for acquisition. We may also be limited in our options for developing prospects. As consolidation continues in the Powder River Basin we expect leasehold acquisition costs to increase. In this type of an environment, we will be required to acquire leasehold interests for costs that are greater than we have averaged historically.

We may not be able to obtain adequate financing to execute our operating strategy.

   We will address our long-term liquidity needs through the use of bank credit facilities, the issuance of debt and equity securities, joint venture financing, production payments and the use of cash provided by operating activities.

   The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, natural gas prices and the market value and operating performance of Pennaco. We may be unable to execute our operating strategy if we cannot obtain capital from these sources.

Shut-in wells, curtailed production and other production interruptions may affect our ability to do business and result in decreased revenues.

   Our production may be curtailed or shut-in for considerable periods of time due to any of the following factors:

  .  a lack of market demand;

  .  government regulation;

  .  pipeline and processing interruptions;

  .  production allocations;

  .  equipment or manpower shortages;

  .  diminished pipeline capacity; and

  .  force majeure.

   These curtailments may continue for a considerable period of time resulting in a material adverse effect on our results of operations and financial condition.

We are subject to operating risks that may not be covered by our insurance.

   The exploration for and production of natural gas involves certain operating hazards, such as:

  .  well blowouts;

  .  craterings;

  .  explosions;

  .  uncontrollable flows of natural gas or well fluids;

  .  fires;

  .  formations with abnormal pressures;

  .  pipeline ruptures or spills;

  .  pollution;

  .  releases of toxic gas; and

  .  other environmental hazards and risks.

   Any of these hazards could cause us to suffer substantial losses if they occur. We may also be liable for environmental damage caused by previous owners of the property we have leased. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate our funds available for acquisitions, exploration and development or cause us to suffer losses. In accordance with customary industry practices, we maintain insurance against some, but not all, risks and losses. We currently carry well control insurance as well as property and general liability insurance. We may elect to self-insure if our management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our financial condition and results of operations.

Exploratory drilling is an uncertain process with many risks.

   Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

  .  unexpected drilling conditions;

  .  pressure or irregularities in formations;

  .  equipment failures or accidents;

  .  adverse weather conditions;

  .  compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs and the delivery of equipment.

   Our future drilling activities may not be successful, nor can we be sure that our overall drilling success rate or our drilling success rate for activity within a particular area will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations. Although we have identified numerous potential drilling locations, we cannot be sure that we will ever drill them or that we will produce natural gas from them or any other potential drilling locations.

Hedging transactions may limit our potential gains.

   To manage our exposure to price risks in the marketing of our natural gas, we may enter into natural gas price hedging arrangements with respect to a portion of our current production. These arrangements may include futures contracts on the New York Mercantile Exchange. While intended to reduce the effects of volatile natural gas prices, these transactions may limit our potential gains if natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

  .  our production is less than expected;

  . there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;

  . the counterparties to our futures contracts fail to perform the contracts; or

  .  a sudden, unexpected event materially impacts natural gas prices.

The loss of key personnel could adversely affect our ability to operate.

   Our operations depend on a relatively small group of key management and technical personnel. We cannot assure you that these individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on Pennaco. We have entered into employment agreements with only two of our principal executive officers, Mr. Rady and Mr. Warren. Our future success will depend on our ability to attract and retain skilled management personnel.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock.

   As of June 30, 1999, pro forma to give effect to this offering and shares issued pursuant to options and warrants exercised since that date, 17,836,129 shares of common stock were outstanding (18,361,129 shares if the underwriters' over-allotment option is exercised in full). In addition, options and warrants to purchase 4,142,818 shares are outstanding and 45,000 additional options will be issued as a result of this offering, of which 1,648,840 were exercisable at October 14, 1999. These outstanding options and warrants are exercisable at prices ranging from $1.25 to $12.19 per share. Of the shares to be outstanding after this offering, approximately 15,050,000 shares (15,575,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act of 1933. Our officers, directors and certain other stockholders will enter into lock-up agreements under which they have agreed not to offer or sell shares of common stock or similar securities for a period of 180 days from the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters (except that we may issue or grant additional shares, warrants or options under our employee benefit plans). However, one stockholder has entered into a lock-up agreement related to 200,000 of his shares under which he has agreed not to offer or sell these shares for a period of 120 days. Also, Bear, Stearns & Co. Inc. may at any time waive the terms of these lock-up agreements. Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities.

We do not anticipate paying dividends in the foreseeable future.

   We do not anticipate paying cash dividends on our common stock in the foreseeable future. If you anticipate the need for immediate income from your investment, you should refrain from purchasing the securities offered by this prospectus.

Purchasers of common stock will experience immediate and substantial dilution.

   The public offering price will exceed the pro forma net tangible book value per share. You will incur immediate and substantial dilution of your investment. See "Dilution."

Our articles of incorporation and bylaws have provisions that discourage corporate takeovers and could prevent stockholders from realizing a premium on their investment.

   Provisions in our articles of incorporation, bylaws and stockholders' rights plan and the provisions of the Nevada General Corporate Law may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. Our articles of incorporation provide for a classified board of directors. Our articles of incorporation also authorize our board of directors to issue preferred stock without stockholder approval and to set the rights, preferences, voting rights and other designations of those shares as the board may determine. Additional provisions include restrictions on business combinations and the availability of authorized but unissued common stock. These provisions, alone or in combination with each other and with the rights plan described below, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to stockholders for their common stock.

   On February 24, 1999, our board of directors adopted a stockholders' rights plan, under which uncertificated stock purchase rights were distributed to our stockholders at a rate of one right for each share of common stock held of record as of March 9, 1999. The rights plan is designed to enhance the board's ability to prevent an acquirer from depriving stockholders of the long-term value of their investment and to protect stockholders against attempts to acquire Pennaco by means of unfair or abusive takeover tactics. However, the existence of the rights plan may impede a takeover of Pennaco not supported by the board, including a takeover that may be desired by a majority of our stockholders or involving a premium over the prevailing stock price.

We are subject to risks related to the Year 2000 that could negatively impact our business.

   We depend on information technology and other computer systems in operating our business. We also depend indirectly on the proper functioning of the computer systems of third parties with which we do business. If any of these systems fail as a result of Year 2000 deficiencies, our business could be materially adversely affected. We have conducted a review to identify and are currently engaged in a process to rectify any potential internal or third party Year 2000 problems. We cannot, however, guarantee that we or the third parties with whom we transact business will be successful in eliminating all Year 2000 problems. Specific factors that might affect the success of our Year 2000 efforts and the occurrence of Year 2000 disruption or expense include:

  .  our failure to properly identify deficient systems;

  . the failure of our selected remedial action to adequately address any deficiencies;

  . our failure to complete the remediation in a timely manner, due to shortages of qualified labor or other factors;

  . unforeseen expenses related to the remediation of existing systems or the transition to replacement systems; and

  . the failure of third parties to become compliant or to adequately notify us of potential non-compliance.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties" that relate to our business and the industry we operate in, are forward-looking. Statements or assumptions related to or underlying such forward-looking statements include, without limitation, statements regarding:

  . the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;

  . our ability to increase our reserves through exploration and development;

  . the number of locations to be drilled and the time frame within which they will be drilled;

  . our ability to transport gas out of the Powder River Basin in a timely fashion;

  .  anticipated domestic demand for natural gas; and

  .  the adequacy of our sources of capital resources and liquidity.

   Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors."

                                USE OF PROCEEDS

   We estimate that the net proceeds to Pennaco from the sale of the 2,250,000 shares of common stock in this offering will be approximately $23.3 million ($28.8 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions of $1.5 million and estimated offering expenses of $0.2 million net to Pennaco. We will not receive any proceeds from the sale of common stock by the selling stockholder.

   Pennaco will use the net proceeds of this offering for the following purposes:

  . repay outstanding indebtedness under our credit facility that was incurred to acquire additional leasehold interests in the Powder River Basin since June 30, 1999 and fund drilling operations;

  .  fund future leasehold acquisitions;

  . fund planned exploration and development activities in the Powder River Basin; and

  .  general corporate purposes.

   At October 14, 1999, we had $14.7 million of borrowings outstanding under our credit facility bearing interest at an average annual rate of 8%. These borrowings are repayable over a four-year period beginning in 2001. Following completion of this offering and the application of a portion of the net proceeds to repay the borrowings, the entire $20.0 million of borrowing base under our credit facility will be available.

                                DIVIDEND POLICY

   We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors that the board of directors deems relevant. In addition, our credit facility restricts our ability to pay cash dividends.

                          PRICE RANGE OF COMMON STOCK

   Since April 19, 1999, our common stock has been traded on the American Stock Exchange. From July 1, 1998, to April 16, 1999, our common stock was traded over the counter and quoted on the OTC Bulletin Board system. The following table sets forth the high and low closing prices for the common stock as reported on the OTC Bulletin Board system for the period from July 1, 1998, through April 16, 1999, and on the American Stock Exchange for the period from April 19, 1999, through October 14, 1999.

                                                                   High   Low
                                                                  ------ ------
   1998:
     Third quarter............................................... $ 6.16 $ 3.00
     Fourth quarter.............................................. $ 5.38 $ 2.50
   1999:
     First quarter............................................... $ 5.25 $ 2.97
     Second quarter.............................................. $12.63 $ 4.88
     Third quarter............................................... $12.63 $10.31
     Fourth quarter (through October 14, 1999)................... $12.06 $10.63

   As of August 31, 1999, there were approximately 160 stockholders of record of our common stock.

                                 CAPITALIZATION

   The following table shows as of June 30, 1999, total capitalization of
Pennaco: (1) on an actual basis, (2) pro forma to give effect to borrowings under the credit facility and the exercise of warrants and options from July 1, 1999, to October 14, 1999, and (3) pro forma as adjusted to give effect to this offering and the application of the net proceeds to Pennaco as described under "Use of Proceeds," assuming no exercise of the underwriters' over-allotment option. This table should be read together with the financial statements and related notes in this prospectus.

                                                       As of June 30, 1999
                                                  -----------------------------
                                                                     Pro Forma
                                                  Actual  Pro Forma As Adjusted
                                                  ------- --------- -----------
                                                         (In thousands)
                                                           (unaudited)
Credit Facility.................................. $   --   $14,700    $   --

Stockholders' Equity:
Common Stock ($.001 par value, 50,000,000 shares
 authorized, 15,169,179, 15,586,129 and
 17,836,129 shares issued and outstanding actual,
 pro forma and pro forma as adjusted,
 respectively) (1)...............................      15       15         17
Additional paid-in capital.......................  18,014   18,855     42,152
Retained earnings................................   2,294    2,294      2,294
                                                  -------  -------    -------
  Total stockholders' equity.....................  20,323   21,164     44,463
                                                  -------  -------    -------
  Total capitalization........................... $20,323  $35,864    $44,463
                                                  =======  =======    =======

--------
(1) Does not include a total of 4,142,818 shares that may be issued under stock options and warrants outstanding as of October 14, 1999, and 45,000 shares that may be issued under stock options to be issued as a result of this offering.

                                    DILUTION

   Our net tangible book value per share on June 30, 1999, was $1.34. After giving effect to this offering, our pro forma net tangible book value at June 30, 1999, is $2.50 per share. Purchasers of common stock in this offering will experience substantial and immediate dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table:

   Offering price per share...........................................  $11.125
   Less pro forma net tangible book value per share after the offering
    (1)...............................................................    2.500
                                                                        -------
   Immediate dilution in net tangible book value per share to new in-
    vestors...........................................................  $ 8.625
                                                                        =======

   The following table sets forth the number of shares that we will issue and the total consideration contributed by the purchasers of the common stock we are selling in this offering:

                           Shares Acquired          Total Consideration
                          ------------------       ----------------------  Average Price
                            Number      Percent      Amount     Percent      Per Share
                          ----------    -------    ----------  ----------  -------------
                                                  (in millions)
Existing stockholders.... 15,169,179      87.1        $18.5        42.5       $ 1.220
New investors............  2,250,000      12.9         25.0        57.5        11.125

--------
(1) Determined by dividing the total number of shares to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

                       SELECTED HISTORICAL FINANCIAL DATA

   The following tables present selected historical financial information for Pennaco as of and for the periods indicated. The financial data for the period ended December 31, 1998, have been derived from our financial statements that have been audited by KPMG LLP. The financial data for the period ended June 30, 1998, and the six months ended June 30, 1999, have been derived from our unaudited financial statements that, in the opinion of management, reflect all adjustments necessary for a fair presentation of the financial position for those periods. You should read the following selected historical financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," to our financial statements and the related notes and other information included in this prospectus.

                                                Period From       Period From
                                 Six Months   January 26, 1998 January 26, 1998
                                    Ended      (inception) to   (inception) to
                                June 30, 1999 to June 30, 1998 December 31, 1998
                                ------------- ---------------- -----------------
                                    (in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
  Natural gas revenue.........     $   628        $     --         $     --
                                   -------        --------         --------
    Total revenue.............         628              --               --
                                   -------        --------         --------
Operating Expenses:
  Production and lease
   operating expenses.........         486              --               --
  Production taxes............          52              --               --
  Exploration.................         108             860            1,825
  Depreciation, depletion and
   amortization...............         148               8               62
  General and administrative..       2,425             401            3,978
                                   -------        --------         --------
    Total expenses............       3,219           1,269            5,865
                                   -------        --------         --------
Loss from operations..........      (2,591)         (1,269)          (5,865)
Interest income...............         239              20               55
Interest expense..............         --             (475)            (682)
Gain on sale of properties....      12,431             --             1,413
                                   -------        --------         --------
Income (loss) before income
 taxes........................      10,079          (1,724)          (5,079)
Income tax benefit (expense)..      (3,612)             --            1,266
                                   -------        --------         --------
Net income (loss).............     $ 6,467        $ (1,724)        $ (3,813)
                                   =======        ========         ========
Basic earnings (loss) per
 share........................     $   .43        $   (.19)        $   (.34)
                                   =======        ========         ========
Diluted earnings (loss) per
 share........................     $   .37        $   (.19)        $   (.34)
                                   =======        ========         ========
Cash Flow Data:
Net cash provided by (used
 by):
  Operating activities........     $(3,906)       $ (1,098)        $ (3,517)
  Investing activities........       7,831         (13,051)         (11,313)
  Financing activities........      (4,834)         14,684           20,453

Other Financial Data:
Capital expenditures..........     $11,546        $ 12,856         $ 19,198

Balance Sheet Data (end of
 period):
Cash and cash equivalents.....     $ 4,714                         $  5,623
Total assets..................      24,573                           22,026
Long-term debt................          --                               --
Total stockholders' equity....      20,323                           13,843

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following information should be read with the financial statements and notes to the financial statements in this prospectus. We follow the successful efforts method of accounting for oil and gas properties. See "Organization and Summary of Significant Accounting Policies," included in note 1 of our annual financial statements.

   Pennaco is an independent energy company entirely focused on the acquisition, exploration, development and production of natural gas from coal bed methane properties located in the Powder River Basin of northeastern Wyoming and southeastern Montana. We were a development stage company until late April 1999, when we began producing natural gas from our coal bed methane properties. Our gross working interest production is approximately 21 MMcf per day (14 MMcf per day net to Pennaco) from approximately 97 gross producing wells in our South Gillette Area as of October 14, 1999. Pipeline capacity limitations have constrained production from these wells. As of October 14, 1999, another 215 wells in the South Gillette Area were either shut-in awaiting pipeline connection or in various stages of completion, testing and well connection. We anticipate connecting these wells and significantly increasing our production now that the Fort Union and Thunder Creek gas gathering pipelines are operational.

Results of Operations

   We had no revenue from operations in 1998. During the period from our inception on January 26, 1998, through December 31, 1998, we reported a net loss of $3,813,000. We realized a gain on the sale of property of $1,413,000 based on the $7,600,000 of proceeds received in the first closing of the CMS transaction, which occurred on November 20, 1998. Expenses incurred from inception through December 31, 1998, totaled $6,547,000 including general and administrative expenses of $3,978,000 and exploration expenses of $1,825,000.

   In accordance with APB No. 25 "Accounting for Stock Issued to Employees," we have recognized a non-cash charge to earnings for compensation expense of approximately $1,790,000 for the period from inception through December 31, 1998, for common stock, warrants, and options issued to certain officers and employees. Compensation expense was calculated based on the difference between the closing price per share on the last trading day prior to the date of employment with Pennaco and the $1.75 per unit price for shares and warrants purchased by one of our officers hired at the beginning of July and the option price for options awarded to officers and key employees hired in July and August 1998. The restricted securities were offered as an incentive to attract a senior management team. We believe that the offers made by the Board of Directors were at fair market value due to the restricted nature of the securities to be issued and the lack of a liquid trading market for our common stock at the time of the offer. However, APB No. 25 requires the measurement of compensation expense at the date of employment rather than at the offer date. Further, APB No. 25 requires that compensation be measured based on the quoted market price of the stock once a Company's stock is publicly traded. While we were not an SEC registrant until September 8, 1998, our shares were quoted on the OTC Bulletin Board system beginning July 1, 1998.

   Because our first gas sales occurred in late April 1999 and our gas sales have been limited by pipeline capacity, we do not believe our results of operations for the six months ended June 30, 1999, are indicative of our expected future results.

   We had net income of $6,467,000 for the six months ended June 30, 1999, compared to a net loss of $1,724,000 for the period from inception to June 30, 1998. This amount includes a gain on the sale of properties in connection with the CMS transaction of $12,431,000 for the six months ended June 30, 1999. The six months ended June 30, 1999, reflects net production of 398,000 Mcf at an average realized price of $1.58 per Mcf in accordance with fixed price gas sales contracts which expire March 31, 2000. General and administrative expenses for 1999 increased over 1998 due to the substantial increase in the scope of our operations. The 1999 period also reflects a reduction of interest expense and an increase in interest income compared to 1998 due to the repayment of debt and increase in short-term investments resulting from proceeds received in the CMS transaction.

Liquidity and Capital Resources

   Our capital resources are limited. Until late April 1999, we had not produced any revenue and our main source of funds was the sale of our equity securities and, to a greater extent, the proceeds from the CMS transaction. We had approximately $4,714,000 in cash as of June 30, 1999. The proceeds of the CMS transaction have allowed us to repay current liabilities and have funded our cash used in operating activities of $3,906,000 and capital expenditures of $11,546,000 for the six months ended June 30, 1999. During the period from inception to June 30, 1998, we had net cash used in operating activities of $1,098,000. This amount was less than cash used in operating activities for the six months ended June 30, 1999, due to the start-up nature of Pennaco's operations in 1998. We had capital expenditures from inception to June 30, 1998, of $12,856,000, which were funded by loans and proceeds from the sale of our equity securities.

   We had capital expenditures of approximately $11,546,000 in the six months ended June 30, 1999, including approximately $5,546,000 for leasehold acquisitions and $6,000,000 for drilling activities. On June 16, 1999, we announced a revised capital budget of $26,500,000 for 1999 which was an $8,100,000 increase from our original capital budget, all of which will be directed towards our Powder River Basin coal bed methane project. We plan to spend approximately $18,000,000 to drill approximately 460 net wells in the Powder River Basin during 1999, 294 of which were drilled as of October 14, 1999. The wells will be a combination of joint Pennaco/CMS wells drilled in the AMI and Pennaco wells drilled primarily on a 100% working interest basis located in our South Gillette Area. The balance of the 1999 capital budget, approximately $8,500,000, is allocated to leasehold acquisitions. There can be no assurance that we will have sufficient funds to execute our capital expenditure budget, that it will be economic to do so, that the wells drilled will ultimately be productive, or that any additional leasehold acreage will be acquired.

   On July 23, 1999, we entered into a revolving line of credit with US Bank National Association. The credit agreement provides for loans of up to $25,000,000 based upon a borrowing base determined by US Bank. The borrowing base has been determined to be $20,000,000 through March 31, 2000, with the capacity for expansion as our reserve base increases. As of October 14, 1999, we had $14,700,000 of borrowings outstanding under the revolving credit facility.

   Should our cash flow from operations or availability under our revolving credit agreement be insufficient to satisfy our planned capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

   Our future debt level could affect our future operations, including:

  . a substantial portion of our cash flow could be dedicated to the payment of interest on our indebtedness and would not be available for other purposes; and

  . our ability to obtain additional financing in the future may be impaired.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as discussed below.

 Commodity Price Risk

   We currently produce natural gas and outsource the marketing of our production under a gas brokerage and administration agreement with Mercator Energy, Inc. As a result, our financial results are affected when prices for natural gas fluctuate. Such effects can be significant. To manage the risks related to commodity prices and to reduce the impact of fluctuations in prices, we enter into long-term contracts and use a hedging strategy. Under our hedging strategy, we enter into energy swaps and use other financial instruments. We use the hedge or deferral method of accounting for these activities and, as a result, gains and losses on the related instruments are generally offset by similar changes in the realized prices of the commodities.

  Long-term Sales Contracts. As of August 31, 1999, all of our natural gas production was sold through three long-term sales contracts. One agreement was for 5,000 MMBtu per day at a fixed price of $1.55 per MMBtu and had a term expiring March 31, 2000. Another agreement was for 5,000 MMBtu per day at an index price less $0.38 per MMBtu with a term expiring March 31, 2000. The third agreement was for 5,320 MMBtu per day at an index price less $0.15 per MMBtu for the period from September 1, 1999, through March 31, 2000.

  Hedging Program. In a typical swap agreement, we receive the difference between a fixed price per unit of production and a price based on an agreed-upon third-party index if the index price is lower. If the index price is higher, we pay the difference. Swaps are generally settled on a monthly basis. As of August 31, 1999, we had a swap in place for 5,000 MMBtu per day at a fixed price of $2.005 per MMBtu which expires on March 31, 2000.

 Interest Rate Risk

   Our exposure to changes in interest rates results from borrowings with floating interest rates. At the present time, we have no financial instruments in place to manage the impact of changes in interest rates. As of October 14, 1999, we had borrowings outstanding of $14,700,000 under our credit facility at an interest rate of 8%. Amounts drawn under the facility are repayable over a four-year term beginning in 2001.

Year 2000

   We have conducted a review of our computer systems to identify the systems that could be affected by the "Year 2000" problem. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00' as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

   We believe that the Year 2000 problem will not pose material operational problems for us and that we are adequately prepared for the Year 2000. Our computer software provider has assured us that all of our software is Year 2000 compliant and will function properly in the year 2000 and beyond. To our knowledge after investigation, we do not have any material Year 2000 problems presented by imbedded chips, such as microchips in an electronic control system. Because we believe that we have no material internal Year 2000 problems, we have not and do not expect to incur material expenditures to address Year 2000 problems. It is our policy to continue to review the Year 2000 compliance of our suppliers, natural gas purchasers and service providers; however, this monitoring does not involve a significant cost to Pennaco.

   In addition, we have contacted our major vendors and we are in the process of obtaining either oral or written assurances that they have no material Year 2000 problems. In the event that one or more of our vendor-provided systems were to have a material Year 2000 problem, we believe that the most reasonably likely worst case scenario would be a temporary delay in revenue collection caused by an interruption in computerized billing, which would have no substantial long-term impact on our ability to conduct operations. It is unlikely there would be an interruption in the actual flow of our natural gas production.

                            BUSINESS AND PROPERTIES

Pennaco Energy, Inc.

   Pennaco Energy, Inc. is an independent energy company entirely focused on the acquisition, exploration, development, and production of natural gas from coal bed methane properties located in the Powder River Basin of northeastern Wyoming and southeastern Montana. We are one of the largest holders of oil and gas leases covering coal bed methane properties in the Powder River Basin and we believe we are the only publicly traded company focused solely on coal bed methane development in the Powder River Basin. Currently, the Powder River Basin has the highest level of drilling activity of any onshore basin in the United States. As of September 15 , 1999, we owned oil and gas lease rights with respect to approximately 725,000 gross acres and 335,000 net acres in the Powder River Basin. Of these amounts, 624,000 gross acres and 281,000 net acres represents our portion of the acreage contained in the AMI that we share with CMS Oil and Gas Company. We have leasehold interests covering 101,000 gross acres and 54,000 net acres outside the AMI, the majority of which are located in the South Gillette Area.

Business Activities

   On November 15, 1998, we initiated our drilling program and had drilled 383 gross (322 net) wells by October 14, 1999. Of these wells, 97 gross (87 net) wells were producing, and 286 gross (235 net) were shut-in but capable of producing or were in various stages of completion, testing or connection to a pipeline. We have drilled 312 gross wells in our South Gillette Area with an average 92% working interest and 71 gross wells in the AMI with an average 50% working interest. We operate all of the 312 wells drilled in our South Gillette Area and approximately 50% of the 71 wells drilled in the AMI. Based on our current inventory of drilling locations, we expect to drill approximately 460 net wells during 1999, with expected drilling costs of approximately $18 million. We drilled 294 of these wells during the year-to-date period ended October 14, 1999. We have identified in excess of 1,400 additional net drilling well locations on our acreage based on drilling results to date. The number of locations we actually drill will be dependent on our future operating results, availability of capital and our ability to obtain the requisite regulatory approvals from state and federal agencies.

   Our estimated net proved reserves as of September 1, 1999, were 56.1 Bcf of natural gas, a 38.0 Bcf increase from the 18.1 Bcf of estimated net proved reserves reported as of December 31, 1998. All of our net proved reserves are located in the South Gillette area. The present value of estimated future net revenues, before income taxes, as of September 1, 1999, totaled $50.6 million, using a 10% discount rate. Based on our proved reserves as of September 1, 1999, and the total costs of $9.8 million incurred from inception through that date, our drilling and completion costs have averaged $0.17 per Mcf, making us one of the lowest cost finders and developers among U.S. publicly traded exploration and production companies. These costs exclude the costs of well connection, gas gathering and compression, which we currently outsource to third parties.

Business Strategy

   Our objective is to build an exploration and production company focused on creating value for our stockholders through profitable per share growth in reserves, production and cash flow. We are implementing this strategy as follows:

  . Focus activities in the Powder River Basin coal bed methane project. During 1999, we intend to drill a total of 460 net coal bed methane wells, of which 294 had been drilled as of October 14, 1999. We have identified in excess of 1,400 additional net drilling locations on portions of our acreage based on drilling results to date, of which approximately 31% are located outside the AMI, primarily in our South Gillette Area, and 69% are in the AMI. Approximately 70% of these drilling locations are on fee or state leases and 30% are located on federal leases. We currently anticipate drilling over 500 net wells during 2000. The actual number of wells we drill will depend on our future operating results, availability of capital and our ability to obtain the requisite regulatory approvals from state and federal agencies.

  . Maintain low cost drilling program. Our coal bed methane wells in the Powder River Basin have generally been 350 to 900 feet deep, have typically taken two to three days to drill and complete and have cost between $30,000 and $45,000. In comparison to conventional oil and gas wells, Powder River Basin coal bed methane wells can be characterized by their low cost and short drilling time frame. Based on our proved reserves as of September 1, 1999, and total drilling and completion costs of $9.8 million incurred from inception through that date, our drilling and completion costs have averaged $0.17 per Mcf making us one of the lowest cost finders and developers among U.S. publicly traded exploration and production companies.

  . Concentrate on lower risk development and exploration. We plan to allocate at least 70% of our drilling expenditure budget over time to development wells near existing coal bed methane reserves. Approximately 380, or 83%, of the 460 net wells in our 1999 drilling expenditure budget are development wells. We believe this allocation reduces our risk of drilling wells that will not produce natural gas in commercial quantities. Prior to making a significant capital investment in development drilling outside of our proved reserves, we typically drill a five to ten-well pilot project. We expect to complete approximately 20 pilot projects or exploratory projects during 1999, of which 13 have been either completed or were in progress as of October 14, 1999.

  . Acquire additional property interests that add to near term drilling inventory. From our inception through September 15, 1999, we acquired leasehold interests covering approximately 596,000 net acres in the Powder River Basin for $35.0 million, with an average acquisition cost of $59 per acre. We have sold a total of 261,000 net acres of this acreage to CMS. We believe that ownership of coal bed methane properties in the Powder River Basin will continue to be consolidated by the larger leaseholders in the basin resulting in more efficient development and production operations. We intend to continue to be one of the leaders in this consolidation. While the costs to acquire leasehold interests in the Powder River Basin have increased, we believe that attractive lease acquisition opportunities are still available.

  . Lower capital costs through outsourcing. We intend to focus our capital spending and management resources on areas with higher potential returns, such as drilling, well completion, production and lease acquisition activities, while outsourcing the gas gathering, compression and transportation functions. We believe this will be a more efficient use of our funds and allow us to maintain a rapid rate of development of our properties.

  . Maintain control of operations. We had an average 84% working interest in our wells drilled as of October 14, 1999. Our objective is to maintain a minimum 50% working interest in our Powder River Basin leases and wells. We operate all of our 312 wells drilled in our South Gillette Area and, in accordance with our agreement with CMS, approximately one-half of the 71 wells drilled in the AMI. By operating a majority of our producing properties, we believe we have greater control over our expenses and the timing of our exploration and development operations.

CMS Transaction

   On October 23, 1998, we entered into a definitive agreement with CMS Oil and Gas Company, under which CMS acquired an undivided 50% working interest in approximately 492,000 net acres of our leasehold position in the Powder River Basin for approximately $28 million. We acquired that portion of the leasehold position for approximately $7 million in 1998. Since the announcement of our agreement with CMS, the jointly owned leasehold contained in the AMI has increased from 492,000 net acres to approximately 562,000 net acres through additional leasehold acquisitions. The CMS agreement provides that Pennaco and CMS will each operate approximately 50% of the wells to be drilled in the AMI. All the production from leases in the AMI is dedicated to affiliates of CMS for gathering, compression and transportation.

   As is customary in oil and gas leasehold transactions, the agreement provides for the adjustment of the purchase price for title defects discovered prior to closing and for the opportunity for one party to participate in acquisitions made by the other party in the area of mutual interest defined in the agreement. As of October 14, 1999, approximately $0.3 million of the proceeds of the CMS transaction remained in escrow pending resolution of possible title defects. Under the terms of the agreement, we will also receive approximately $0.5 million from CMS in exchange for the transfer of 15,500 net acres in the AMI since the announcement of the transaction. The acreage data used throughout the prospectus assumes that the transfer of these 15,500 net acres has been completed. The agreement provides for a preferential purchase right to the other party in the event either CMS or Pennaco attempts to sell a portion of its interest in the acreage covered by the agreement. There is no preferential purchase right in the event that either party enters into a merger, reorganization or consolidation.

Drilling Activities

   The following table summarizes our drilling activities, all of which were natural gas wells located in the Powder River Basin, during the six months ended June 30, 1999, and during 1998:

                                                 Wells Drilled in Period
                                               -----------------------------
                                                               Period From
                                                                Inception
                                                              (January 26,
                                                Six Months      1998) to
                                                   Ended      December 31,
                                               June 30, 1999      1998
                                               -------------- --------------
                                                Gross   Net    Gross   Net
                                               ------- ------ ------- ------
Development Natural Gas Wells: (1)
  Productive (2)..............................      93     84      30     26
  Non-productive..............................      --     --      --     --
                                                ------ ------  ------ ------
    Total.....................................      93     84      30     26
                                                ====== ======  ====== ======
Exploratory Natural Gas Wells: (1)(3)
  Productive (2)..............................       1      1       2      2
  Non-productive..............................      --     --      --     --
                                                ------ ------  ------ ------
    Total.....................................       1      1       2      2
                                                ====== ======  ====== ======

--------
(1) At June 30, 1999, we were drilling, completing or testing 101 gross (87 net) development natural gas wells and 5 gross (3 net) exploratory natural gas wells.
(2) Productive wells are producing wells and wells capable of production, including shut-in wells.
(3) Exploratory wells are generally wells drilled in our pilot projects before confirmation of commercial production.

   We plan to spend $18 million in 1999 to drill 460 net wells of which 294 had been drilled as of October 14, 1999. The wells we have drilled to date have each taken an average of two to three days to drill. The estimated total cost per well is approximately $30,000 to $45,000 to drill and complete. The estimated drilling portion of the total per well cost is approximately $10,000 per well. We have contracted with Bear Paw Energy in our South Gillette Area for well connection and construction in return for a per Mcf fee to be paid to Bear Paw Energy.

   We contract with various parties for the provision of drilling services and are therefore not dependent on any one party for drilling services.

Coal Bed Methane Versus Conventional Natural Gas

   Methane is the primary commercial component of the natural gas stream produced from conventional natural gas wells. Methane also exists in its natural state in coal seams. Natural gas produced from conventional natural gas wells also contains, in varying amounts, other hydrocarbons, which generally require the natural gas to be processed. However, the natural gas produced from coal beds generally contains only methane and, after simple water dehydration, is pipeline-quality natural gas.

   Coal bed methane production is similar to conventional natural gas production in terms of the physical producing facilities and the product produced. However, the subsurface mechanisms that allow the natural gas to move to the wellbore and the producing characteristics of coal bed methane wells are very different from traditional natural gas production. Unlike conventional natural gas wells, which require a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap, the coal bed methane gas is trapped (adsorbed) in the molecular structure of the coal itself until released by pressure changes resulting from the removal of water contained in the coal bed.

   Methane is a common component of coal since methane is created as part of the coalification process, though coals vary in their methane content per ton. In addition to being in open spaces in the coal structure, methane is absorbed onto the inner coal surfaces. When the coal is exposed to lower pressures through the de-watering process, the natural gas leaves, or desorbs from, the coal. Whether a coal bed will produce commercial quantities of methane gas depends on the coal quality, its content of natural gas per ton of coal, the thickness of the coal beds, the reservoir pressure, and the existence of natural fractures, or the permeability of the coal. Frequently, coal beds are partly or completely saturated with water. As the water is produced, internal pressures on the coal are decreased, allowing the natural gas to desorb from the coal and flow to the wellbore. Contrary to conventional natural gas wells, new coal bed methane wells often initially produce water for several months and then, as the water production decreases, natural gas production increases as the coal seams de-water and the resultant pressure on the gas held in the coal decreases.

Powder River Basin Geology

   Coal bed methane is natural gas which is both generated and stored in coal beds. The first commercial coal bed methane fields were developed in high rank bituminous coals located in the Appalachians and the San Juan Basin of Colorado and New Mexico. Powder River Basin coals are lower rank subbituminous coals. These coals are among the thickest coals in the world and occur within the Tongue River Member of the Paleocene Fort Union and lower Eocene Wasatch formations. Depending on the location within the Powder River Basin, the coals may be arranged in as many as ten distinct coal beds individually ranging in thickness from 5 to 200 feet.

   Higher rank bituminous coals contain natural gas that is thermally generated by heat and pressure. Lower rank Powder River Basin coals contain natural gas that is primarily created by the alteration of the coal by bacteria, or biogenesis. While the Powder River Basin coals have lower natural gas content per ton of coal than most Appalachian or San Juan Basin coals, the Powder River coal beds are generally thicker, shallower and more permeable, resulting in lower drilling and completion costs and attractive production economics.

Powder River Basin Properties

   As of September 15, 1999, we owned oil and gas leases covering approximately 335,000 net acres in the Powder River Basin. Approximately 50% of the leasehold acreage is located on federal land, 6% on state land and approximately 44% of the leasehold acreage is located on private or fee land. Our leases generally have five to ten year primary terms. The federal leases are generally ten year term leases and newly acquired fee and state leases are generally five year term leases.

   Our Powder River Basin leasehold can generally be divided into four separate project areas as follows:

   South Gillette Area--We hold approximately 42,000 net acres of leases in this project area located near the town of Gillette, Wyoming and outside the AMI. We began our initial drilling program in this area and 312 of our 383 gross wells drilled as of October 14, 1999, are located here. We operate 100% of our South Gillette Area wells where we have an average working interest of 92%. Approximately 97 gross wells in our South Gillette Area are producing, while 215 wells were either shut-in awaiting pipeline connection or were in various stages of being tested, dewatered and connected to gas gathering and compression systems.

Additionally, we recently acquired 22 shut-in wells as part of several leasehold acquisitions. Most of our wells in this area are drilled on 40-acre well spacing.

   Pennaco's first natural gas production began flowing from this area in late April 1999. Our gross working interest production was approximately 21 MMcf per day (14 MMcf per day net to Pennaco) from approximately 97 gross producing wells as of October 14, 1999. All of our proved developed reserves as of September 1, 1999, are included in 191 of the 312 wells which we have drilled since we began our drilling program in November 1998. We have identified an additional 440 net drilling locations of which 57 net locations are included in our proved reserve base as of September 1, 1999. All of our development drilling to date has targeted a coal bed known as the Wyodak Anderson, which is generally 60 to 75 feet thick and is approximately 350 to 700 feet deep.

   Further, we are currently drilling and testing a five-well pilot project targeting a deeper coal bed. This deep pilot project is drilled to approximately 1,050 feet to test the Wildcat-Moyer coal bed which is below the Wyodak Anderson coal and approximately 20 to 35 feet thick. If the pilot project is successful, we will have approximately 400 drilling locations for the Wildcat-Moyer coal bed which would adjoin our Wyodak Anderson wells. These prospective drilling locations are not included in our 440 net drilling locations identified in the South Gillette Area.

   Northern Fairway Area--We hold approximately 147,000 net acres in this project area located between the town of Gillette, Wyoming and the Montana border on the east side of the basin. Approximately 135,000 net acres are included in the AMI and approximately 12,000 net acres are excluded from the AMI. We have drilled 67 wells comprised of five to ten-well pilot projects in eight different pilot areas. Four of the pilot projects are operated by Pennaco and four are operated by CMS. The eight pilot projects are currently in the process of being drilled, completed and tested. Many of the pilot projects are testing two or three separate coal beds that each range in thickness from 30 to 50 feet and depth from 400 feet to 1,200 feet. Based upon drilling results to date, we believe that we have identified an additional 970 net drilling locations in the Northern Fairway Area.

   We are planning to drill four additional five to ten-well pilot projects in the Northern Fairway in the remainder of 1999. Pennaco will operate one of these pilot projects and CMS will operate the other three projects.

   Most of the pilot projects are drilled adjacent to the CMS Northern Header gathering pipeline which is under construction and scheduled for completion in November 1999. Development of areas adjacent to the Northern Header gathering pipeline will allow us to connect producing wells to the pipeline quickly and move the natural gas production to market.

   Border Area--We hold approximately 93,000 net acres in this project area located in Montana adjoining the Wyoming border north of the Northern Fairway Area and the Sheridan Area. Virtually all of our leasehold in this area is included in the AMI. We recently drilled one exploratory well in this area and we plan to drill two five-well pilot projects in this area in late 1999, both of which will be operated by Pennaco. The Border Area has up to five coal bed targets which range in thickness from 15 feet to 30 feet and depth from 350 feet to 900 feet. CMS plans to eventually extend the Northern Header gathering pipeline into this area contingent on successful drilling results.

   Sheridan Area--We hold approximately 53,000 net acres in this project area located primarily east of the town of Sheridan, Wyoming on the west side of the basin. Virtually all of our leasehold in this area is included in the AMI. We have drilled three exploratory wells in this area and we plan to drill four additional wells adjoining each of these exploratory wells as well as two additional five-well pilot projects in this area before year-end 1999. Pennaco will operate one of the pilot projects and CMS will operate the remaining three projects. CMS plans to eventually extend the Northern Header gathering pipeline into this area contingent on successful drilling results.

Natural Gas Reserves

   The table below sets forth our quantities of proved reserves as of September 1, 1999, July 1, 1999 and January 1, 1999, all of which were located in the Powder River Basin and the present value of estimated future net revenue attributed to those reserves. The estimates were prepared for Pennaco by the independent petroleum consulting firm of Ryder Scott Company.

                                       As of          As of          As of
                                 September 1, 1999 July 1, 1999 January 1, 1999
                                 ----------------- ------------ ----------------
   Proved Reserves:
     Natural gas (Bcf).........          56.1           42.7           18.1
     Oil and condensate
      (MMbls)..................            --             --             --
                                      -------        -------         ------
       Total (Bcfe)............          56.1           42.7           18.1
                                      =======        =======         ======
   Proved developed reserves
    (Bcfe).....................          42.9           29.5            5.5
                                      =======        =======         ======
   Present value of estimated
    future net revenues, before
    income taxes (1)(2) (in
    thousands).................       $50,600        $28,300         $8,500
                                      =======        =======         ======

--------
(1) Weighted average Rocky Mountain CIG natural gas price used in the estimation of net proved reserves and the calculation of present value was $2.49 per MMBtu at August 31, 1999, $2.00 per MMBtu at June 30, 1999, and $1.80 per MMBtu at December 31, 1998.
(2) Standardized measure of discounted future net cash flows at January 1, 1999, was $6,142,000.

   In accordance with SEC requirements, estimates of our proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties, with consideration of price changes only to the extent provided by contractual arrangements. Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this document represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulation of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by Pennaco, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based.

   In general, the volume of production from natural gas properties we own declines as reserves are depleted. Except to the extent we acquire additional leasehold interests containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. Volumes generated from our future activities are therefore highly dependent upon our level of success in acquiring or finding additional reserves and the costs incurred in doing so.

Production

   We had no natural gas production in 1998. We commenced natural gas production in late April 1999. Our gross working interest production was approximately 21 MMcf per day (14 MMcf per day net to Pennaco) from 97 gross producing wells as of October 14, 1999.

Productive Wells

   As of June 30, 1999, we owned an interest in 126 gross and 113 net productive natural gas wells. Productive wells are producing wells and wells capable of production, including shut-in wells.

Developed and Undeveloped Acreage

   The gross and net acres of developed and undeveloped oil and gas leases we held as of June 30, 1999, are summarized in the following table:

                                   Actual                   Pro Forma (1)
                         --------------------------- ---------------------------
                          Developed    Undeveloped    Developed    Undeveloped
                           Acreage     Acreage (2)     Acreage     Acreage (2)
                         ----------- --------------- ----------- ---------------
                         Gross  Net   Gross    Net   Gross  Net   Gross    Net
                         ----- ----- ------- ------- ----- ----- ------- -------
Wyoming................. 5,000 4,700 492,100 217,200 7,600 6,900 510,300 234,300
Montana.................    --    -- 206,800  93,500    --    -- 206,800  93,500
                         ----- ----- ------- ------- ----- ----- ------- -------
Total................... 5,000 4,700 698,900 310,700 7,600 6,900 717,100 327,800
                         ===== ===== ======= ======= ===== ===== ======= =======

--------
(1) Pro forma to give effect to the closing of various lease acquisitions and drilling activity that occurred since June 30, 1999.
(2) Undeveloped acreage is leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether the acreage contains proved reserves.

   A majority of the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. The following table sets forth the gross and net acres to leases summarized in the preceding table that will expire during the period indicated:

                                              Actual           Pro Forma (1)
                                        ------------------- -------------------
                                        Undeveloped Acreage Undeveloped Acreage
            Acres Expiring              ------------------- -------------------
         Twelve Months Ending             Gross      Net      Gross      Net
         --------------------           ------------------- -------------------
December 31, 1999......................     4,400     3,200     4,400     3,300
December 31, 2000......................     8,000     5,100     8,300     5,400
December 31, 2001......................     9,100     7,500     9,100     7,400
December 31, 2002......................    56,000    19,400    59,800    22,300
December 31, 2003 and thereafter.......   587,400   260,000   593,200   266,200
                                        --------- --------- --------- ---------
Primary Term Acreage...................   664,900   295,200   674,800   304,600
Held by Production Acreage (2).........    34,000    15,500    42,300    23,200
                                        --------- --------- --------- ---------
Total Undeveloped Acreage..............   698,900   310,700   717,100   327,800
                                        ========= ========= ========= =========

--------
(1) Pro forma to give effect to the closing of various lease acquisitions and drilling activity that occurred since June 30, 1999.
(2) Held by production acreage is leasehold interest in oil and gas properties, which is beyond its primary term and is being kept in force by virtue of production of oil and gas in commercial quantities.

Gas Gathering, Compression and Transportation

   We plan to continue to focus our capital spending and management resources on leasehold acquisitions, drilling, well completion and production activities rather than gas gathering and compression operations. Accordingly, we are utilizing third party gathering services to gather, compress and transport our natural gas from the wellhead to market in return for gathering and compression fees.

   On March 30, 1999, Pennaco and CMS announced that Pennaco has entered into a gas gathering contract with an affiliate of CMS. Under this contract, the affiliate will provide gas gathering services to Pennaco and CMS within the AMI, which excludes our South Gillette Area. Under the terms of a 20-year contract, we will be charged a fixed fee per Mcf for the gathering, compression and transportation of our natural gas production from each central metering facility located adjacent to each pod, typically 15 to 20 producing wells, to the Fort Union gas gathering system. The fee varies by well location within the AMI. The gathering system is required to meet various performance measures subject to penalties for underperformance. If the gatherer elects not to connect a particular well or group of wells, we have the right to connect the well or wells at our own cost and adjust the fixed fee accordingly or allow a third party to do so.

   We have entered into an agreement with Bear Paw Energy under which Bear Paw Energy will construct, own and operate gas gathering systems as well as provide gas gathering and compression services to Pennaco in our South Gillette Area. Under the terms of the agreement, Bear Paw Energy will charge Pennaco a fixed per Mcf fee to gather, compress and transport our natural gas production from the wellhead to various delivery points. The fee varies by delivery point and amount of compression. Bear Paw Energy's gathering system is required to meet various performance measures subject to penalty for underperformance. If Bear Paw Energy elects not to connect a particular well or group of wells, we have the right to construct the gathering system ourselves or allow a third party to do so.

   Production growth in the Powder River Basin is currently impeded by a natural gas pipeline bottleneck which restricts the movement of natural gas out of the basin. Until recently, only two pipelines were available to transport coal bed methane gas out of the Powder River Basin. The MIGC pipeline, which is operated by Western Gas Resources, has recently undergone a 40 MMcf per day expansion to 130 MMcf per day. The MIGC line runs south through the eastern side of the Powder River Basin to interconnect with two interstate pipelines near Glenrock, Wyoming, but has no available capacity due to increasing coal bed methane gas production from the Powder River Basin. A subsidiary of MDU Resources operates the 42 MMcf per day Williston Basin Interstate pipeline which runs northeast from Recluse, Wyoming to local markets throughout eastern Montana and North Dakota and interconnects with the Northern Border pipeline, an interstate pipeline which travels southeast to the Chicago markets. The Williston Basin Interstate pipeline has limited additional capacity.

   Two pipelines have recently been completed and two others are under construction. On December 23, 1998, CMS Gas Transmission and Storage, Enron Capital and Trade Resources Corporation, Western Gas and Colorado Interstate Gas Company, a subsidiary of The Coastal Corporation, jointly announced the formation of Fort Union Gas Gathering, LLC. Fort Union pipeline is a 106-mile, 24-inch gathering pipeline which began operations on September 1, 1999. The new pipeline has an initial capacity of approximately 450 MMcf per day of natural gas and can be expanded with additional compression to 700 MMcf per day. The Fort Union line will deliver coal bed methane gas to a carbon dioxide treating facility to be constructed near Glenrock, Wyoming and to interstate pipeline interconnects near Glenrock.

   In September 1998, KN Energy, Inc. and Devon Energy Corporation announced the formation of Thunder Creek Gas Services LLC. The Thunder Creek pipeline is a 126-mile, 24-inch gathering pipeline which commenced operation on September 1, 1999. The new pipeline has an initial capacity of approximately 450 MMcf per day of natural gas, and can be expanded with additional compression to 700 MMcf per day. The Thunder Creek pipeline will deliver coal bed methane to multiple interstate pipelines near Douglas, Wyoming.

   Wyoming Interstate Gas Company, a subsidiary of the Coastal Corporation, has approval from the Federal Energy Regulatory Commission to construct a new 143-mile, 24-inch natural gas pipeline known as the Medicine Bow Lateral from Glenrock to Cheyenne, Wyoming where the line will interconnect with several interstate pipelines which serve the mid-continent and west coast regions of the U.S. as well as the central Colorado markets. The Medicine Bow Lateral is under construction and scheduled to commence operations in November 1999. The pipeline will have initial capacity of 260 MMcf per day of natural gas and can be expanded with additional compression to 440 MMcf per day. We cannot guarantee that the system will ultimately be constructed or that it will be completed in the time-frame currently anticipated.

   CMS has begun construction on a $190 million, 110-mile high-pressure gathering pipeline through the Pennaco/CMS jointly owned acreage in the northern Powder River Basin coal bed methane play, connecting at its southern terminus with the Fort Union pipeline project. The Northern Header Gathering System is designed to gather 256 MMcf of natural gas per day and can be expanded to 500 MMcf per day with additional compression. Operations are scheduled to commence in November 1999.

   We have entered into a ten-year firm transportation agreement with Western Gas Resources. Under the terms of the agreement, Western Gas will compress and transport 11 MMcf per day of our natural gas delivered by Bear Paw Energy to the Doppelbock compressor station located southwest of our South Gillette Area through the MIGC Pipeline to the interconnect with the Williston Basin Interstate pipeline at Recluse, Wyoming for a fixed fee per Mcf. This firm transportation agreement increases to 20 MMcf per day once the Medicine Bow Lateral commences operations, which is currently scheduled for November 1999. We have dedicated acreage in our South Gillette Area to Western Gas Resources' transportation system as consideration for the agreement.

   We have entered into a firm transportation agreement with Thunder Creek whereby Thunder Creek will commit 10 MMcf per day of firm transportation to Pennaco in return for an acreage dedication in our South Gillette Area. Thunder Creek began transporting our natural gas, for a fixed fee per Mcf, on September 4, 1999, at 4.3 MMcf per day which will increase to 10 MMcf per day firm commitment beginning November 1, 1999, and extending for five years. Thunder Creek will take our natural gas at the Coal Seam Booster located in our South Gillette Area and transport the natural gas down the Thunder Creek gathering pipeline to multiple pipeline interconnects located near Glenrock, Wyoming.

   We have entered into a ten-year transportation agreement with a pipeline affiliate of CMS to transport all of our natural gas produced in the AMI on an interruptible basis through the Fort Union Pipeline to the Medicine Bow Lateral but we have the option to convert up to 50% of our average monthly production from the AMI over the trailing calendar year, to up to 30 MMcf per day, to of firm transportation.

Gas Marketing and Customers

   We currently outsource the marketing of our production under a gas brokerage and administration agreement with Mercator Energy, Inc. that will convert to a month-to-month basis on February 29, 2000. Mercator has extensive experience in gas marketing services in the Rocky Mountain region and specifically in the Powder River and surrounding gas producing basins.

   We are currently a party to three natural gas sales contracts. The agreements with Interenergy Resources Corporation and Montana-Dakota Utilities Co. are each for 5,000 MMBtu per day. Each of these contracts has a one-year term beginning April 1, 1999. The third contract is with Aquila Energy Marketing Corporation for 5,320 MMBtu per day. The contract began on September 1, 1999, and extends until March 31, 2000. These three customers purchase all of our current production.

Competition

   We compete with a number of other potential purchasers of oil and gas leases and producing properties, many of which have greater financial resources than we do. The bidding for oil and gas leases has become particularly intense in the Powder River Basin with bidders evaluating potential acquisitions with varying product pricing parameters and other criteria that result in widely divergent bid prices. The presence of bidders willing to pay prices higher than are supported by our evaluation criteria could further limit our ability to acquire oil and gas leases. In addition, low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, we cannot guarantee that there will be a sufficient number of suitable oil and gas leases available for acquisition or that we can sell oil and gas leases or obtain financing for or participants to join in the development of prospects.

   In addition to competition for leasehold acreage in the Powder River Basin, the oil and gas exploration and production industry is intensely competitive as a whole. We compete against well-established companies that have significantly greater financial, marketing, personnel and other resources than us. This competition could have a material adverse effect on our ability to execute our business plan and our profitability.

Regulation

 General

   Our operations are affected by numerous governmental laws and regulations including energy, environmental, conservation, tax and other laws and regulations relating to the energy industry. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. Changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to Pennaco, we cannot predict the overall effect of such laws and regulations on our future operations.

   We believe that our operations comply in all material respects with all applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on our method of operations than on other similar companies in the energy industry.

 Operations Under Federal or State Leases

   Our operations under federal or state oil and gas leases will be subject to a number of restrictions. These operations are subject to a variety of on-site security regulations and other permits and authorizations issued by the Bureau of Land Management, or BLM, Minerals Management Service, the Wyoming Department of Environmental Quality and other agencies. In order to drill wells in Wyoming on federal, state or privately-owned land, we are required to file an Application for Permit to Drill with the Wyoming Oil and Gas Commission. Drilling on acreage controlled by the federal government requires the filing of a similar application with the BLM. While we have been able to obtain required drilling permits to date, we cannot guarantee that permitting requirements will not adversely effect our ability to complete our drilling program at the cost and in the time period currently anticipated.

   Drilling on federal lands in a large portion of the Powder River Basin is currently limited until the completion of an environmental impact statement, or EIS, by the BLM. The number of drilling permits allowed on federal lands subject to the EIS are limited until the EIS is complete. This limitation could adversely affect our ability to drill on federal lands. Approximately 50% of our leasehold is comprised of federal acreage. Operators are currently drilling wells on an interim basis on federal lands with the limited number of drilling permits allowed by the BLM until the EIS is complete. We have approximately 38 interim drilling permits on federal lands within the EIS. The EIS was originally scheduled for completion in May 1999, but has been delayed until November 1999. We cannot guarantee the ultimate completion date of the EIS or that, when completed, the EIS will permit us to develop wells according to our current plans.

 Transportation and Sale of Natural Gas

   The FERC regulates interstate natural gas pipeline transportation rates as well as the terms and conditions of service. FERC's regulations will affect the marketing of any natural gas produced by us, as well as any revenues we receive for sales of natural gas. In 1985, the FERC adopted policies that make natural gas transportation accessible to natural gas buyers and sellers on an open-access, nondiscriminatory basis. The FERC issued Order No. 636 on April 8, 1992, which, among other things, prohibits interstate pipelines from making sales of gas tied to the provision of other services and requires pipelines to "unbundle" the services they provide. This has enabled buyers to obtain natural gas supplies from multiple sources and secure independent delivery service from the pipelines. All of the interstate pipelines subject to FERC's jurisdiction are now operating under Order No. 636, open access tariffs. On July 29, 1998, the FERC issued a Notice of Proposed Rulemaking regarding the regulation of short term natural gas transportation services. FERC proposes to revise its regulations to require all available short term capacity (including capacity released by shippers holding firm entitlements) to be allocated through an auction process. FERC also proposes to require pipelines to offer additional services under open access principles, such as "park and loan" services if possible under the pipeline's operational constraints. In a related initiative, FERC issued a Notice of Inquiry on July 29, 1998, seeking input from natural gas industry participants and affected entities regarding many aspects of the regulation of interstate natural gas transportation services. Among other things, FERC is seeking input on whether to retain cost-based rate regulation for long-term transportation services, potential changes in the manner in which rates are designed, and the use of index driven or incentive rates for pipelines. The July 29, 1998, Notice of Inquiry may lead to a subsequent Notice of Proposed Rulemaking to further revise FERC's regulations.

   Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. We cannot predict when or if any such proposals might become effective or their effect, if any, on our operations. The natural gas industry historically has been closely regulated. Accordingly, we cannot guarantee that the regulatory approach currently pursued by the FERC and Congress will continue indefinitely into the future.

 Production

   The production of oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Wyoming and Montana have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill. Additionally, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

 Environmental Regulations

   Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, will affect our operations and costs. In particular, our exploration, development and production operations, our activities in connection with storage and transportation of liquid hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom will be subject to stringent environmental regulation. Because coal bed methane wells typically produce significant amounts of water, we are required to file applications with state and federal authorities, as applicable, to enable us to dispose of water produced from our wells. While we have been able to obtain required water disposal permits for wells drilled to date, we cannot guarantee that permitting requirements will not negatively affect our ability to complete our drilling and development program at the cost and in the time period currently anticipated. The Wyoming Department of Environmental Quality has imposed effluent limitations that would not allow water produced from drilling operations to be discharged on surrounding acreage. We are currently seeking changes in permit requirements that would allow us to discharge water on the surface. If these changes are not made, it may be necessary to install and operate evaporators or drill disposal wells to reinject the produced water back into the underground rock formations adjacent to the coal seams or lower sandstone horizons.

   As with the energy industry generally, compliance with existing regulations will increase our overall cost of doing business. These costs include production expenses primarily related to the control and limitation of air emissions and the disposal of produced water, capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and gas exploration wastes and capital costs to construct, maintain and upgrade production equipment and facilities.

   The Comprehensive Environmental Response, Compensation and Liability Act, which is commonly referred to as CERCLA and is also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed.

   We may own or lease properties that have been used for the exploration and production of hydrocarbons in the past. Many of these properties will have been owned by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed thereon may be subject to CERCLA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators, to clean up contaminated property, including contaminated groundwater; or to perform remedial plugging operations to prevent future contamination.

Title to Properties

   As is customary in the oil and gas industry, only a preliminary title examination is conducted at the time we acquire oil and gas leases covering properties for possible drilling operations. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted by independent attorneys. Once production from a given well is established, we prepare a division order title report indicating the proper parties and percentages for payment of production proceeds, including royalties. Based on our preliminary title examination, we have no reason to believe that title to our leasehold properties as a whole is not good and defensible in accordance with standards generally acceptable in the oil and gas industry. Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect the value of such properties.

Office Facilities

   We currently sublease office space under an agreement with Evansgroup, Inc., which expires on September 30, 2000. The sublease covers approximately 11,524 square feet at a yearly rent of approximately $173,000.

   We also lease office and lodging space in Gillette, Wyoming. The lease covers approximately 9,000 square feet at a yearly rent of approximately $17,400 through December 31, 2000. Under terms of the purchase option, $1,000 per month of the rent is deemed to apply to a purchase option on the property. The purchase option expires January 7, 2001.

Employees

   As of August 31, 1999, we had 20 full-time employees and utilized the services of approximately ten consulting geologists, engineers, and lease acquisition professionals. We plan to hire additional employees as needed. We have an outsourcing arrangement with Trinity Petroleum Management, LLC which provides for a number of our administration and accounting services. The Trinity agreement was effective until August 31, 1999, when it converted to a month-to-month arrangement. We believe that by outsourcing some of our administrative functions to Trinity we are able to hire fewer full-time employees and more efficiently control our administrative expenses.

Predecessor Entities

   We were formed under the laws of the State of Nevada on January 26, 1998, to engage in the business of oil and gas exploration, production and marketing. Our original predecessor was incorporated on March 12, 1985 as VCI Video Communications, Inc. in the Province of British Columbia and subsequently changed its name to AKA Video Communications, Inc. On March 25, 1996, the stockholders of AKA Video agreed to exchange all AKA Video shares for shares of International Metal Protection, Inc., our immediate predecessor. After this exchange AKA Video became inactive and the directors and stockholders approved the windup of AKA Video. International Metal was incorporated on March 5, 1996, in the State of Wyoming. Following an exchange of all the International Metal outstanding shares in a share for share exchange with Pennaco, International Metal was dissolved in February of 1998. We are the sole surviving entity of the reorganization.

Legal Proceedings

   We may be subject from time to time to routine litigation in connection with our oil and gas operations. We are not currently involved in litigation which could have a material impact on us.

                                   MANAGEMENT

   The following tables show our officers, directors, key employees and consultants:

Executive Officers and Directors     Age Position
--------------------------------     --- --------
Paul M. Rady............              46 President, Chief Executive Officer, Chairman of the Board
Glen C. Warren, Jr......              43 Chief Financial Officer, Executive Vice President, Director
Gregory V. Gibson.......              49 Vice President-Legal, Secretary, Director
Terrell A. Dobkins......              46 Vice President-Production
Brian A. Kuhn...........              40 Vice President-Land
David W. Lanza..........              31 Director
Other Key Employees and Consultants  Age Position
-----------------------------------  --- --------
William Travis Brown,
 Jr.....................              53 Co-Manager, Geology
Gregory S. Hinds........              35 Co-Manager, Geology
Dirck Tromp.............              32 Staff Geologist
John Dolloff............              69 Senior Geological Consultant
Charles E. Brammeier....              43 Controller
Kevin J. Kilstrom.......              44 Senior Petroleum Engineer

   The board of directors is divided into three separate classes. Currently there are no Class I directors, however the board is in the process of selecting a Class I director. Class II consists of Messrs. Warren and Lanza, whose terms will expire at the 2001 annual meeting. Class III consists of Messrs. Rady and Gibson, whose terms will expire at the 2002 annual meeting. The term of office for directors elected at each annual meeting is three years.

 Paul M. Rady, Chief Executive Officer, President, Chairman of the Board

   Mr. Rady became Chairman of the Board of Directors of Pennaco in September 1999. He joined the Company in June 1998 as its Chief Executive Officer, President and Director. Mr. Rady has entered into an employment agreement with an initial term of four years with automatic renewal provisions. Mr. Rady was with Barrett Resources Corporation, an oil and gas exploration and production company listed on the New York Stock Exchange, for approximately eight years. During his tenure at Barrett, Mr. Rady held various executive positions including his most recent position as Chief Executive Officer, President and Director. As Chief Executive Officer he was responsible for all aspects of Barrett's operations, including financings, representing the corporation to the investment community, and working with the Board of Directors to set the direction of the Company. Other positions held by Mr. Rady were Chief Operating Officer, Executive Vice President-Exploration, and Chief Geologist-Exploration Manager. Prior to his employment at Barrett, Mr. Rady was with Amoco Production Company based in Denver, Colorado for approximately ten years. Mr. Rady received a Bachelor of Arts degree in Geology from Western State College of Colorado and a Master of Science degree in Geology from Western Washington University.

 Glen C. Warren, Jr., Chief Financial Officer, Executive Vice President,
 Director

   Mr. Warren joined the Company in July 1998 as its Chief Financial Officer, Executive Vice President and Director. Mr. Warren has entered into an employment contract with an initial term of four years with automatic renewal provisions. Prior to assuming his duties as Pennaco's Chief Financial Officer, Mr. Warren was an investment banker with Lehman Brothers Inc. in New York and focused on equity and debt financing, as well as mergers and acquisitions for energy and natural resource companies. Prior to Lehman Brothers, Mr. Warren was also an investment banker with Dillon, Read & Co., Inc. and Kidder, Peabody & Co. Incorporated with a total of nine years of investment banking experience. Mr. Warren also has six years of oil and gas exploration and production experience with Amoco Production Company in New Orleans. Mr. Warren received a Master of Business Administration degree from the Anderson Graduate School of Management at U.C.L.A. and a Juris Doctorate degree and a Bachelor of Arts degree in Interdisciplinary Science, both from the University of Mississippi.

 Gregory V. Gibson, Vice President-Legal, Secretary, Director

   Mr. Gibson has been an attorney specializing in securities and securities broker dealerships for over 15 years. Mr. Gibson is a southern California-based practicing attorney with the law firm of Gibson, Haglund & Paulsen. Mr. Gibson is also an officer and director of Ubrandit.com, a southern California based company that provides internet services. Prior to his present affiliations, Mr. Gibson was corporate counsel for three years to Global Resource Investment Limited, a southern California-based broker-dealer specializing in resource and foreign publicly traded securities. Prior to working at Global, Mr. Gibson was practicing securities and international law with the law firms of Gibson & Haglund and Gibson, Ogden & Johnson. Mr. Gibson attended Claremont Men's College and Brigham Young University for undergraduate studies and received his Juris Doctorate degree from Pepperdine University School of Law.

 Terrell A. Dobkins, Vice President-Production

   Mr. Dobkins has over 20 years of experience in the oil and gas industry. Mr. Dobkins started his career at Amoco Production Company where he had extensive experience in Rocky Mountain low permeability gas reservoirs and worked in operations, completions and reservoir engineering. Mr. Dobkins worked as a manager for three years at American Hunter Exploration where he was involved in all U.S. operations and engineering. More recently, Mr. Dobkins served eight years at Barrett Resources, most recently as Manager of Acquisitions, and was involved in the development of several projects, including completions, operations and reservoir engineering. Mr. Dobkins received a Bachelor of Science degree in Chemical Engineering from the University of New Mexico.

 Brian A. Kuhn, Vice President-Land

   Mr. Kuhn has 19 years experience in the oil and gas industry as a landman. Mr. Kuhn worked as a landman for 13 years at Amoco Production Company. While at Amoco, Mr. Kuhn spent three years in the Powder River Basin and other basins of the Rocky Mountain region. Most recently, Mr. Kuhn was employed as a Division Landman for five years at Barrett Resources Corporation where he worked in the Rocky Mountain region and numerous other basins. Mr. Kuhn has extensive experience in the acquisition of producing properties, testifying as expert witness before state regulatory agencies, management of lease acquisition and negotiation of both large and small exploration agreements. Mr. Kuhn earned a Bachelor of Business Administration degree in Petroleum Land Management from the University of Oklahoma in May 1980. Mr. Kuhn is also a member of the American Association of Petroleum Landmen and the Denver Association of Petroleum Landmen.

 David W. Lanza, Director

   Mr. Lanza has been a real estate developer, oil and gas real property and lease developer, and business owner in California, Nevada, Colorado, Texas and Wyoming for the past ten years. He is currently the President of Hust Brothers, a commercial real estate and development company, Vice President and principal of Hust Brothers Inc., a national automotive wholesale company, and President and principal of Colusa Motor Sales. Mr. Lanza has majority interest in Marysville Auto Parts which owns and operates 13 automotive chain stores. Mr. Lanza graduated from the University of Southern California receiving his Bachelor of Science in Business Administration.

 William Travis Brown, Jr., Co-Manager, Geology

   Mr. Brown is a senior geologist for Pennaco with 32 years of experience in the oil and gas industry. He began his career with Amoco in 1969 as an operations and production geologist in the Rocky Mountain Region. He has extensive experience in the Green River and Powder River Basins. From 1969 to 1998, Mr. Brown conducted extensive work in 3-D seismic and stratigraphic analysis, geological mapping, well site analysis, and strategic lease acquisition for several companies including Amoco Production, Lear Petroleum, Davis Oil, and Coastal Oil and Gas where he initiated the coal degassification coal bed methane project in the Powder River Basin. Mr. Brown received his Bachelor of Science degree in Geology at Columbia University and his Master of Science and Ph.D. in Geology at the University of New Mexico.

 Gregory S. Hinds, Co-Manager, Geology

   Mr. Hinds is a senior geologist for Pennaco with nine years of experience in the oil and gas industry. He began his career with Enserch Exploration as an exploration geologist, primarily working the Permian Basin of West Texas and the Austin Chalk trend of the Texas coastal plain. He then joined Barrett Resources as an operations geologist, ultimately advancing to the position of senior exploration geologist. Mr. Hinds has had exposure to virtually all Rocky Mountain Basins as well as every producing region in Texas and the Mid-continent. Throughout his career, he has utilized 3-D seismic, horizontal drilling and numerous computer applications in the search for oil and gas. Mr. Hinds received his Bachelor of Science degree in Geology from Louisiana State University and his Master of Science in Geology from Texas A&M University.

 Dirck Tromp, Staff Geologist

   Mr. Tromp is a certified professional geologist with nine years of varied geologic and hydrogeologic experience in the petroleum, mining, and environmental fields. He began his career as a research geologist with the U.S. Geological Survey. The majority of his experience has been as a hydrogeologist and geochemist with Roy F. Weston, Inc., an international environmental consulting firm. Mr. Tromp has extensive experience with digital mapping, 3-D computer hydrologic conceptual modeling and groundwater flow modeling. He has designed and installed groundwater systems and hydrocarbon recovery wells. He has a strong working knowledge of environmental compliance requirements. Mr. Tromp holds a Bachelor of Science degree in Geological Engineering and Master of Science degree in Geology/Geochemistry both from the Colorado School of Mines.

 John Dolloff, Senior Geological Consultant

   Mr. Dollof is a consulting senior geologist to Pennaco. Mr. Dolloff has over 40 years of exploration and production geology and management experience in the Rocky Mountain, Mid-Continent and West Texas areas. Beginning his career with Standard Oil of Texas, he was staff geologist with the predecessor of Champlin Petroleum (Union Pacific Resources) where he advanced to become District Manager. He became Regional Manager for Helmerich & Payne and for nine years he managed an 11-state oil and gas exploration program. He has also served as exploration manager and Senior Vice-President for several petroleum companies in the Rocky Mountain Region. Mr. Dolloff earned his Bachelor of Science degree in Geology from Yale University and Master of Science degree in Geology from University of Minnesota.

 Charles E. Brammeier, Controller

   Mr. Brammeier has 19 years of accounting experience in the oil and gas industry where he has been extensively involved in filings with the Securities and Exchange Commission as well as property acquisitions. Prior to his joining Pennaco, Mr. Brammeier worked for ten years at Presidio Oil Company where he became Vice President of Accounting-Controller. Prior to Presidio Oil Company, Mr. Brammeier worked for nine years in various capacities at Petro-Lewis Corporation. Mr. Brammeier earned a Bachelor of Science degree in Accounting from Colorado State University and is a Certified Public Accountant.

 Kevin J. Kilstrom, Senior Petroleum Engineer

   Mr. Kilstrom is a certified petroleum engineer with over 23 years experience in the oil and gas industry. Mr. Kilstrom spent his entire career prior to Pennaco with Amoco Production Company and BP Amoco. Mr. Kilstrom has a broad background in oil and gas exploration and production with significant coal bed methane experience including reservoir engineering, reserve analysis and acquisition evaluation. Mr. Kilstrom received a Bachelor of Science degree in Civil Engineering from Iowa State University and a Master of Business Administration degree from DePaul University.

Executive Compensation

   We have entered into four-year employment agreements with Paul M. Rady, who was hired in June 1998, and Glen C. Warren, Jr., who was hired in July 1998.

   The employment agreement with Mr. Rady provides for a salary of $180,000 per year, bonus compensation equal to 2% of Pennaco's net cash flow, participation in our standard insurance plans for our executives, and participation in our other incentive compensation programs at the discretion of the Board of Directors. The employment agreement also provides that all stock options held by Mr. Rady are subject to accelerated vesting in the event of his termination without cause or in the event of a change of control. Under his employment agreement, Mr. Rady is entitled to receive stock options to purchase that number of shares of common stock equal to 1% of the number of shares of common stock issued by Pennaco during the term of the employment agreement in any capital-raising, merger or acquisition activities of Pennaco involving the issuance of equity securities. These options will be granted as of the closing of the transaction, vest 18 months from the date of grant and expire 48 months from the date of grant. If Mr. Rady's employment is terminated without cause after June 1, 1999, Mr. Rady is entitled to termination compensation of $3,000,000. Mr. Rady's employment agreement automatically renews on each anniversary of the effective date after June 1, 2001, for an additional two years unless we notify Mr. Rady in writing 90 days prior to such anniversary that we will not be renewing his employment agreement.

   The employment agreement with Mr. Warren provides for a salary of $150,000 per year, bonus compensation of $150,000 for 1999 and equal to 1% of Pennaco's net cash flow thereafter, participation in our standard insurance plans for our executives, and participation in our other incentive compensation programs at the discretion of the Board of Directors. The employment agreement also provides that all stock options held by Mr. Warren are subject to accelerated vesting in the event of his termination without cause or in the event of a change of control. Under his employment agreement, Mr. Warren is entitled to receive stock options to purchase that number of shares of common stock equal to 1% of the number of shares of common stock issued by Pennaco during the term of the employment agreement in any capital-raising, merger or acquisition activities of Pennaco involving the issuance of equity securities. These options will be granted as of the closing of the transaction, vest 18 months from the date of grant and expire 48 months from the date of grant. If
Mr. Warren's employment is terminated without cause after July 1, 1999, but before July 1, 2000, Mr. Warren is entitled to termination compensation of $750,000. If Mr. Warren's employment is terminated without cause after July 1, 2000, Mr. Warren is entitled to termination compensation of $1,250,000. Mr. Warren's employment agreement automatically renews on each anniversary of the effective date after June 1, 2002, for an additional year, unless we notify Mr. Warren in writing 90 days prior to such anniversary that we will not be renewing his employment agreement.

   The following table provides summary information concerning compensation earned by our Chief Executive Officer and our three most highly compensated officers for the year ended December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                              Long-Term
                              Annual Compensation                        Compensation Awards
                             -------------------------   Other Annual   Securities Underlying  All Other
Name and Principal Position  Year   Salary      Bonus  Compensation (1)       Options         Compensation
---------------------------  ----- --------     ------ ---------------- --------------------- ------------
Paul M. Rady...............   1998 $ 65,077 (2)    --         --               800,000             --
  President and Chief
  Executive Officer
Glen C. Warren, Jr.........   1998   49,680 (3)    --         --               513,228             --
  Chief Financial Officer
  and Executive
  Vice President
Terrell A. Dobkins.........   1998   46,465 (4)    --         --               250,000             --
  Vice President--
  Production
Brian A. Kuhn..............  1998    41,548 (5)    --         --               150,000             --
  Vice President--Land

--------
(1) We recognized non-cash compensation expense relating to restricted common stock and warrants purchased by Mr. Warren, and stock options issued to Mr. Dobkins and Mr. Kuhn in the third quarter of 1998. This non-cash expense was recognized in accordance with APB No. 25, "Accounting for Stock Issued to Employees." See 5(c) to our audited financial statements included in this prospectus.
(2) Mr. Rady became an executive officer on June 16, 1998, compensated at an annual salary of $120,000. Mr. Rady's annual salary was increased to $180,000 effective January 15, 1999. On January 21, 1999, Mr. Rady received options to purchase 400,000 shares of common stock.
(3) Mr. Warren became an executive officer on July 2, 1998, compensated at an annual salary of $100,000. Mr. Warren's annual salary was increased to $150,000 effective January 15, 1999. On January 21, 1999, Mr. Warren received options to purchase 250,000 shares of common stock.
(4) Mr. Dobkins became an officer on July 6, 1998, compensated at an annual salary of $95,000. Mr. Dobkins annual salary was increased to $120,000 effective January 15, 1999. On January 21, 1999, Mr. Dobkins received options to purchase 125,000 shares of common stock.
(5) Mr. Kuhn became an officer on July 9, 1998, compensated at an annual salary of $87,000. Mr. Kuhn's annual salary was increased to $110,000 effective January 15, 1999. On January 21, 1999, Mr. Kuhn received options to purchase 75,000 shares of common stock.

1998 Stock Option and Incentive Plan

   On March 24, 1998, our board of directors adopted the 1998 Stock Option and Incentive Plan which was subsequently approved by our stockholders. Our stockholders approved an amendment to the plan on June 29, 1998. The plan is intended to provide incentive to key employees and directors of, and key consultants, vendors, customers, and others expected to provide significant services to Pennaco. The goals of the plan are to:

  .  encourage proprietary interest in Pennaco;

  .  encourage our key employees to remain in our employ;

  .  attract new employees with outstanding qualifications; and

  . provide additional incentive to consultants, vendors, customers and others to increase their efforts in providing significant services to Pennaco.

   The plan is administered by our board of directors or can be administered by a committee appointed by the board, which committee shall consist of not less than two members and shall be constituted to permit the plan to comply with Rule 16b-3 of the Securities Exchange Act of 1934. The board of directors, or the committee if there is one, at its discretion, can select the eligible employees and consultants to be granted awards, determine the number of shares to be applicable to such award, and designate any options as incentive stock options or nonstatutory stock options, except that no incentive stock option may be granted to a non-employee director or a non-employee consultant. The stock subject to awards granted under the plan are shares of our authorized but unissued or reacquired common stock. The aggregate number of shares which may be issued as awards or upon exercise of awards under the plan is 4,500,000 shares. As of October 14, 1999, non-statutory stock options to purchase 3,893,353 have been granted to key employees and directors for exercise prices ranging from $1.25 to $12.19 per share pursuant to the vesting schedules of the respective agreements. As of October 14, 1999, 126,250 of these options have been exercised. Unexercised options in the amount of 1,273,125 are vested as of October 14, 1999, while 2,493,978 of the options either vest over the next four years or are tied to certain benchmarks being achieved with regards to the drilling of wells or obtaining certain annual gross production revenues. The shares that may be issued pursuant to the exercise of an option awarded by the plan have been registered under the Securities Act of 1933.

   The following table reflects certain information regarding stock options granted to the Named Executive Officers for the period from inception to December 31, 1998:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            Individual Grants
                                     --------------------------------
                                       Percentage of
                          Number of    Total Options
                          Securities    Granted to
                          Underlying  Employees as of
                           Options   the Period Ended  Exercise Price
                           Granted   December 31, 1998   Per Share      Expiration Date
                          ---------- ----------------- -------------- --------------------
Paul M. Rady (1)........   400,000         13.5%           $2.50      June 15, 2008
                           400,000         13.5%            5.00      June 15, 2008
Glen C. Warren, Jr. (2).   200,000          6.8%            2.50      July 1, 2008
                           100,000          3.4%            3.25      July 1, 2008
                           200,000          6.8%            5.00      July 1, 2008
                            13,228          0.4%            3.25      September 3, 2008
Terrell A. Dobkins (3)..   175,000          5.9%            3.25      July 6, 2004 through
                                                                      July 6, 2007 (4)
                            75,000          2.5%            2.50      July 6, 2004 through
                                                                      July 6, 2007 (4)
Brian A. Kuhn (5).......   100,000          3.4%            3.25      July 9, 2004 through
                                                                      July 9, 2007 (4)
                            50,000          1.7%            2.50      July 9, 2004 through
                                                                      July 9, 2007 (4)

--------
(1) On January 21, 1999, Mr. Rady received options to purchase 400,000 shares of common stock with an exercise price of $3.19 per share. The expiration date for these options is five years subsequent to vesting which occurs ratably over a four-year period from the date of grant.
(2) On January 21, 1999, Mr. Warren received options to purchase 250,000 shares of common stock with an exercise price of $3.19 per share. The expiration date for these options is five years subsequent to vesting which occurs ratably over a four-year period from the date of grant.
(3) On January 21, 1999, Mr. Dobkins received options to purchase 125,000 shares of common stock with an exercise price of $3.19 per share. The expiration date for these options is five years subsequent to vesting which occurs ratably over a four-year period from the date of grant.
(4) Option expiration date is five years subsequent to vesting which occurs ratably over a four-year period from the date of grant.
(5) On January 21, 1999, Mr. Kuhn received options to purchase 75,000 shares of common stock with an exercise price of $3.19 per share. The expiration date for these options is five years subsequent to vesting which occurs ratably over a four-year period from the date of grant.

   The following table reflects certain information concerning the number of unexercised options held by the Named Executive Officers and the value of such officers' unexercised options as of December 31, 1998. No options were exercised by the Named Executive Officers during the period ended December 31, 1998.

             OPTION VALUES AS OF THE PERIOD ENDED DECEMBER 31, 1998

                            Number of Securities              Value of Unexercised
                                 Underlying                       in the Money
                         Unexercised Options Held at             Options Held at
                              December 31, 1998               December 31, 1998 (1)
                         -------------------------------    -------------------------
                         Exercisable     Unexercisable      Exercisable Unexercisable
                         ------------    ---------------    ----------- -------------
Paul M. Rady............        --            800,000            --       $450,000
Glen C. Warren, Jr......        --            513,228            --        267,460
Terrell A. Dobkins......        --            250,000            --        150,000
Brian A. Kuhn...........        --            150,000            --         93,750

--------

(1) Options are "in-the-money" if the closing market price of our common stock exceeds the exercise price of the options. The exercise price of the options granted to the Named Executive Officers is $1.25 to $3.25 per share. The value of unexercised options for each of the Named Executive Officers represents the difference between the exercise price of such options and the closing price of our common stock on December 31, 1998 ($3.63 per share).

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information concerning the beneficial ownership of our common stock as of August 31, 1999, for:

  .  each current director;

  .  each of the Named Executive Officers;

  . all persons that we know beneficially own more than 5% of the outstanding shares of our common stock;

  .  all current directors and executive officers as a group; and

  .  the security holder offering stock for sale pursuant to this prospectus.

   All persons listed, unless otherwise noted, have an address in care of Pennaco's principal executive offices and have sole voting and investment power with respect to their shares unless otherwise indicated. The information presented under "Shares Beneficially Owned After Offering" assumes that all of the shares offered by the selling stockholder will be sold. Unless otherwise noted, each of the stockholders listed below has an address c/o Pennaco Energy, Inc., 1050 17th Street, Suite 700, Denver, Colorado 80265.

                                                  Shares Beneficially                            Shares Beneficially
                                              Owned Prior to Offering (1)                       Owned After Offering
                                              -------------------------------------Shares Being ------------------------
                    Name                         Number             Percent (2)      Offered      Number       Percent
                    ----                      ----------------     ---------------------------- ------------- ----------
Paul M. Rady................................        1,057,144 (3)            6.7%          --       1,057,144       5.8%
Glen C. Warren, Jr..........................          387,500 (4)            2.5%          --         387,500       2.2%
Terrell A. Dobkins..........................           62,500 (5)              *           --          62,500         *
Brian A. Kuhn...............................           37,500 (6)              *           --          37,500         *
Gregory V. Gibson...........................          100,000 (7)              *           --         100,000         *
David W. Lanza..............................           66,000 (8)              *           --          66,000         *
RIS Resources International Corp............        2,500,000 (9)           16.0%   1,250,000       1,250,000       7.0%
State Street Research & Management Company..        1,663,000 (10)          10.7%          --       1,663,000       9.3%
Joseph H. Reich.............................        1,022,400 (11)           6.6%          --       1,022,400       5.7%
Peter K. Seldin.............................        1,022,400 (12)           6.6%          --       1,022,400       5.7%
Centennial Energy Partners, L.L.C...........          977,400                6.3%          --         977,400       5.5%
All directors and executive officers as a
 group (six persons)........................         1,710,644              10.5%          --       1,710,644       9.3%

--------
  * Represents less than 1% of the common stock outstanding.

 (1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof. Each beneficial owner's percentage ownership is determined by assuming that rights held by such person to acquire shares (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

 (2) Assumes 15,586,129 shares outstanding plus, for each individual, any securities that specific person has the right to acquire within 60 days. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

 (3) Includes 285,715 shares issuable upon the exercise of stock purchase warrants and 200,000 shares issuable upon the exercise of stock options.

 (4) Includes 125,000 shares issuable upon the exercise of stock options.

 (5) Includes 38,750 shares issuable upon the exercise of stock options.

 (6) Shares issuable upon the exercise of stock options.

 (7) Represents 100,000 shares issuable upon the exercise of stock options. Mr. Gibson's address is 2 Park Plaza, Suite 450, Irvine, California 92614.

 (8) Includes 50,000 shares issuable upon the exercise of stock options. Mr. Lanza's address is 2 Park Plaza, Suite 450, Irvine, California 92614.

 (9) RIS Resources International Corp. is a holding company that specializes in natural gas development in the western United States. The address of RIS is 609 West Hastings Street, 11th Floor, Vancouver, British Columbia V6B 4W4, Canada. According to the directors and officers of RIS, the only person who owns more than 10% of the outstanding voting rights of RIS is John Hislop, who owns 10.22% of the outstanding RIS common stock.

(10) State Street Research and Management Company has sole voting and dispositive power with respect to 1,663,000 shares of common stock. State Street Research and Management is an Investment Adviser registered under
     Section 203 of the Investment Advisors Act of 1940. The shares attributed to State Street are owned by State Street's clients. The address of State Street is One Financial Center, 30th Floor, Boston, MA 02111-2690.

(11) Mr. Reich: (1) as the Managing Member of Centennial Management, L.L.C., has the power to vote and dispose of the 20,000 shares of common stock it beneficially owns; (2) as the Managing Member of Centennial Energy Partners, L.L.C., has the power to vote and dispose of the 977,400 shares of common stock it beneficially owns; and (3) as President of Joseph H. Reich & Co., Inc., has the power to vote and dispose of the 25,000 shares of common stock it beneficially owns. The address for Centennial and Messrs. Seldin and Reich is 900 Third Avenue, Suite 1801, New York, New York 10022.

(12) Mr. Seldin: (1) as a non-managing member of Centennial Management, L.L.C., has been delegated the authority to vote and dispose of the 20,000 shares of common stock it beneficially owns; (2) as a non-managing member of Centennial Energy Partners, L.L.C., has been delegated the authority to vote and dispose of the 977,400 shares of common stock it beneficially owns; and (3) as Vice President of Joseph H. Reich & Co., Inc., has the power to vote dispose and dispose of the 25,000 shares it beneficially owns.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   During 1998, we paid approximately $192,000 to the law firm Gibson, Haglund & Paulsen for legal services it provided to Pennaco. Gregory V. Gibson, Vice President--Legal, Secretary a director of Pennaco, is also a partner of this firm.

   During 1998, we paid approximately $150,000 to Jeffrey Taylor, a director in 1998, for advisory services he provided to Pennaco.

   During 1998, the selling stockholder, RIS Resources International Corp., loaned $500,000 to Pennaco. This loan has been fully re-paid.

                          DESCRIPTION OF CAPITAL STOCK

   As of June 30, 1999, our authorized capital stock consisted of 50,000,000 shares of $.001 par value common stock and 10,000,000 shares of $.001 par value preferred stock. The following summary of the terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and by-laws, which have been filed as exhibits to our registration statement, of which this prospectus is a part, and applicable law.

Common Stock

 Listing

   Our outstanding shares of common stock are listed on the American Stock Exchange under the symbol "PN." The additional common stock issued in connection with this offering will also be listed on the American Stock Exchange.

 Dividends

   We have never paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operation, capital requirements and other factors that the board of directors deems to be relevant. In addition, our credit facility contains restrictions on our ability to pay cash dividends.

 Voting Rights

   Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of our common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders. Holders of common stock may not cumulate their votes in the election of directors.

 Other Rights

   We will notify our stockholders of any stockholders' meetings according to our bylaws and applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, our stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if we have outstanding preferred stock at such time. The holders of common stock have no statutory preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities.

Preferred Stock

   Subject to the provisions of our articles of incorporation, the board of directors has the authority to issue up to 10,000,000 shares of preferred stock without the approval of our stockholders. The following description of the terms of the preferred stock sets forth the general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and with the Secretary of State of Nevada and the specific designations and rights will be described in a prospectus relating to the preferred stock, including the following terms:

  . the series, the number of shares offered and the liquidation value of the preferred stock;

  .  the price at which the preferred stock will be issued;

  . whether the preferred stock is entitled to dividends, and if so, the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

  .  whether there is a liquidation preference for the preferred stock;

  .  whether the preferred stock has voting rights;

  . whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any redemption or sinking fund;

  . whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any conversion; and

  . any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

   Our board of directors can, without the approval of the stockholders, issue one or more series of preferred stock. Subject to the provisions of our articles of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. Under some circumstances, preferred stock could restrict dividend payments to the holders of our common stock.

   Undesignated preferred stock may enable our board of directors to render more difficult or to discourage a third party's attempt to obtain control of Pennaco by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, this issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Anti-Takeover Provisions

   Certain provisions in our articles of incorporation, by-laws and our stockholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

 Classified Board of Directors and Limitations of Removal of Directors

   Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, and the terms of office of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Directors can only be removed for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

 No Stockholder Action Without a Meeting

   Under Nevada General Corporation Law, unless the articles of incorporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our articles of incorporation provide that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting.

 Blank Check Preferred Stock

   Our articles of incorporation authorize the issuance of blank check preferred stock. The board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to the preferred stock and could issue the preferred stock in either a private or public transaction without the approval of our stockholders. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the board of directors opposes.

 Business Combinations Under Nevada Law

   Nevada's "Business Combinations" statute, Nevada Revised Statutes Sections 78.411-78.444, which applies to Nevada corporations having at least 200 stockholders which have not opted-out of the statute, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. An "interested stockholder" is a person who (1) directly or indirectly beneficially owns 10% or more of the voting power of the outstanding voting shares of the corporation or (2) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation. A "combination" includes:

  (a) any merger or consolidation with an "interested stockholder," or any other corporation which is or after the merger or consolidation would be, an affiliate or associate of the interested stockholder;

  (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to or with an "interested stockholder," having (1) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets determined on a consolidated basis, (2) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation or (3) representing 10% or more of the earning power or net income of the corporation determined on a consolidated basis;

  (c) any issuance or transfer of shares of the corporation or its subsidiaries, to the stockholders, having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made pro rata to all stockholders of the corporation;

  (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or under any agreement, arrangement or understanding, whether or not in writing, with the "interested stockholder;"

  (e) certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder;" or

  (f) the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder."

   A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the corporation's articles of incorporation are met and either:

  (a) the board of directors of the corporation approves, prior to the "interested stockholder's" date of acquiring shares, or as to which the purchase of shares by the "interested stockholder" has been approved by the corporation's board of directors before that date; or

  (b) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such or the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through
     78.443 of the Nevada Revised Statutes and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

 Rights Plan

   Our board of directors has adopted a stockholders' rights plan. In connection with the adoption of the rights plan, our board of directors declared a dividend distribution of one common stock purchase right for each outstanding share of our common stock. The distribution was payable to the stockholders of record at the close of business on the record date, March 9, 1999. Each right entitles its registered holder to purchase from Pennaco one-half of a share of common stock, at a price of $20, which price is subject to adjustment. The following is only a summary of the rights; the full description and terms of the rights are set forth in a rights agreement between Pennaco and Harris Trust and Savings Bank, as rights agent. The rights plan is filed as an exhibit to a Form 8-A filed by Pennaco with the SEC on April 16, 1999. This summary description of the rights is not complete. You should refer to the Rights Agreement for a complete discussion of the rights.

   Initially, the rights will attach to all certificates representing shares of our outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from our common stock and the distribution date of the rights will occur upon the earlier of:

  (1) ten days following the date of public announcement that a person or group of persons has become an acquiring person, which is defined below; or

  (2) ten business days, or a later date as may be determined by action of our board of directors prior to the time a person becomes an acquiring person, following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

   The date that is first to occur is the "distribution date."

   The term "acquiring person" means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but shall not include:

  (1) Pennaco or any of our subsidiaries or any of our employee benefit plans; or

  (2) RIS Resources International Corp. and its subsidiaries or any other person or entity in which RIS is at the time of determination the direct record and beneficial of all outstanding voting securities.

   The rights agreement provides that, until the distribution date, the rights will be transferred with and only with our common stock. Until the distribution date, or an earlier redemption or expiration of the rights, new common stock certificates issued after the record date, upon transfer or new issuance of common stock, which will contain a notation incorporating the rights agreement by reference. Until the distribution date, or an earlier redemption or expiration of the rights, the surrender for transfer of any certificates for our common stock, outstanding as of the record date, even without the notation or a copy of the summary of rights being attached, will also constitute the transfer of the rights associated with our common stock represented by such certificate. As soon as possible following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate rights certificates alone will evidence the rights.

   The rights are not exercisable until the distribution date and will expire on March 9, 2009.

   The purchase price payable, and the number of one-half of a share of our common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

  (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock;

  (2) upon the grant to holders of our common stock of rights or warrants to subscribe for or purchase shares of our common stock at a price, or securities convertible into our common stock with a conversion price, less than the then current market price of our common stock; or

  (3) upon the distribution to holders of our common stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid or dividends payable in our common stock, or of subscription rights or warrants, other than those referred to in (2) above.

   The number of outstanding rights and the number of one-half of a share of common stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, before the distribution date.

   In the event that following a stock acquisition date, which is the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right, which is known as the flip-over right.

   In the event that a person other than an exempt person becomes an acquiring person, proper provision shall be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, under certain circumstances, cash, other equity securities or property of Pennaco having a market value equal to two times the purchase price of the rights, which is known as the flip-in right. Upon the occurrence of the foregoing event giving rise to the exercisability of the rights, any rights that are or were at any time owned by an acquiring person will become void.

   With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of common stock will be issued and cash will be paid in the place of fractional shares of common stock.

   At any time prior to the earlier to occur of (1) 5:00 p.m., Houston, Texas time, on the 10th day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right, which is known as the redemption price; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then that authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. The term "board approval" means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   The terms of the rights may be amended by the board of directors without the consent of the holders of the rights at any time and from time to time provided that such amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by board approval, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

   Until a right is exercised, the holder of the rights, as such, will have no rights as a stockholder of Pennaco, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to our stockholders or to Pennaco, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for common stock or other consideration.

Limitation of Liability of Officers and Directors

   We believe that certain provisions of our articles and by-laws will be useful to attract and retain qualified persons as directors and officers. Our articles limit the liability of directors to the fullest extent permitted by Nevada law. This is intended to allow our directors the benefit of Nevada General Corporation Law which provides that directors of Nevada corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under certain circumstances, including:

  (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

  (2) the willful or grossly negligent payment of unlawful distributions.

   Our articles of incorporation and by-laws generally require us to indemnify our directors and officers to the fullest extent permitted by Nevada law. Our articles of incorporation and by-laws also require us to advance expenses to our directors and officers to the fullest extent permitted by Nevada law upon the receipt of an undertaking by or on behalf of such director or officer to repay such amount if it should be ultimately determined that they are not entitled to indemnification by Pennaco. We intend to enter into indemnification agreements with our officers and directors prior to the consummation of this offering that provide for the indemnification and advancement of expenses by Pennaco. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pennaco pursuant to the foregoing provisions, we have been informed, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. We intend to obtain, prior to the completion of this offering, officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act. There is no pending litigation or proceeding involving a director, officer, associate or other agent of Pennaco as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director, officer, associate or other agent.

Transfer Agent

   Our transfer agent and registrar for our common stock is Harris Trust and Savings Bank, P.O. Box A3504, Chicago, Illinois 60690-3504.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement dated October 14, 1999, among the underwriters and Pennaco, the underwriters named below, who are represented by Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc., Howard, Weil, Labouisse, Friedrichs Incorporated, and Hanifen, Imhoff Inc., have severally agreed to purchase from Pennaco and the selling stockholder the respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Bear, Stearns & Co. Inc. ...................................    1,610,000
   A.G. Edwards & Sons, Inc. ..................................      644,000
   Howard, Weil, Labouisse, Friedrichs Incorporated............      644,000
   Hanifen, Imhoff Inc. .......................................      322,000
   Ladenburg Thalmann & Co. Inc................................       70,000
   Morgan Keegan & Company, Inc................................       70,000
   Petrie Parkman & Co.........................................       70,000
   Sanders Morris Mundy........................................       70,000
                                                                   ---------
     Total.....................................................    3,500,000
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations to them, the receipt of a "comfort letter" from our accountants and no occurrence of an event that would have a material adverse effect on our business. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The Company has granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 525,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.40 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions.

   Our officers, directors and certain other stockholders have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of shares of common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. Additionally, one stockholder has entered into a lock-up agreement related to 200,000 of his shares under which he has agreed not to offer or sell these shares for a period of 120 days.

   In addition, we have agreed with the underwriters not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus and continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Bear, Stearns & Co. Inc. These agreements do not apply to issuances or sales of common stock by us pursuant to any existing employee benefit plans or upon exercise, conversion or exchange of any currently outstanding securities.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in our common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

   The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   A.G. Edwards & Sons, Inc., one of the representatives, provided services to the selling stockholder in connection with a proposed private placement by the selling stockholder of our common stock which did not occur but for which the selling stockholder has agreed to reimburse A.G. Edwards & Sons, Inc. expenses in the approximate amount of $10,000.

   Hanifen, Imhoff Inc., one of the representatives, issued a fairness opinion to Pennaco in connection with our sale to CMS Oil and Gas Company on October 23, 1998, of an undivided 50% working interest in certain leasehold interests for which we paid Hanifen, Imhoff Inc. $129,000 in fees and expenses.

                                    EXPERTS

   Some of the information that appears in this registration statement regarding the January 1, 1999, July 1, 1999, and September 1, 1999, estimated quantities of reserves of the underlying properties we own, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Ryder Scott Company, independent petroleum engineers.

   The financial statements of Pennaco Energy, Inc. as of December 31, 1998, and for the period from January 26, 1998, (inception) to December 31, 1998, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   Certain legal matters in connection with the shares of common stock offered by this prospectus will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins, New York, New York. Certain matters of Nevada law, including validity of the shares offered by this prospectus, will be passed upon by Kummer Kaempfer Bonner and Renshaw, Las Vegas, Nevada.

                        WHERE TO FIND MORE INFORMATION

   We have filed a registration statement on Form S-1 to register with the SEC the common stock offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

   We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements, and other information with the SEC. The public may read and copy any reports, statements, or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov".

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

       Pennaco Energy, Inc.
       Attention: Glen C. Warren, Jr.
       1050 17th Street, Suite 700
       Denver, Colorado 80265
       (303) 629-6700

   You should rely on the information contained in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.

   You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, and neither the delivery of this prospectus or any prospectus supplement to you nor the issuance of stock under them will create any implication to the contrary.

                              PENNACO ENERGY, INC.

                         INDEX TO FINANCIAL STATEMENTS

Annual Financial Statements:

   Independent Accountants' Report........................................   F-2
   Balance Sheet at December 31, 1998.....................................   F-3
   Statement of Operations for the period from January 26, 1998
    (inception) to December 31, 1998......................................   F-4
   Statement of Stockholders' Equity for the period from January 26, 1998
    (inception) to December 31, 1998......................................   F-5
   Statement of Cash Flows for the period from January 26, 1998
    (inception) to December 31, 1998......................................   F-6
   Notes to Financial Statements..........................................   F-7

Interim Financial Statements:
   Balance Sheets at June 30, 1999 and December 31, 1998 (unaudited)......  F-16
   Statements of Operations for the six months ended June 30, 1999 and the period from January 26, 1998 (inception) to June 30, 1998
    (unaudited)...........................................................  F-17
   Statement of Stockholders' Equity for the six months ended June 30,
    1999 (unaudited)......................................................  F-18
   Statements of Cash Flows for the six months ended June 30, 1999 and the period from January 26, 1998 (inception) to June 30, 1998
    (unaudited)...........................................................  F-19
   Notes to Financial Statements (unaudited)..............................  F-20

                        INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
Pennaco Energy, Inc.:

   We have audited the accompanying balance sheet of Pennaco Energy, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from January 26, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaco Energy, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from January 26, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Denver, Colorado
March 12, 1999

                              PENNACO ENERGY, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                                                            For the Year Ended
                                                            December 31, 1998
                                                           --------------------
                                                                      Pro Forma
                                                           Historical (Note 2)
                                                           ---------- ---------
                                                              (in thousands)
Current Assets:
  Cash....................................................  $ 5,623    $19,804
  Accounts receivable.....................................      375        375
  Unit subscriptions receivable...........................      764        764
  Assets held for sale....................................    6,932         --
  Drilling deposit........................................      333        333
  Inventory...............................................      231        231
  Prepaid expenses and other current assets...............      152        152
                                                            -------    -------
    Total current assets..................................   14,410     21,659
                                                            -------    -------
Property and equipment, at cost:
  Oil and gas properties, using the successful efforts
   method of
   accounting (note 8):
    Unproved..............................................    4,657      4,657
    Proved................................................    1,359      1,359
  Other property and equipment............................      296        296
                                                            -------    -------
                                                              6,312      6,312
  Less accumulated depreciation...........................      (62)       (62)
                                                            -------    -------
    Net property and equipment............................    6,250      6,250
                                                            -------    -------
  Deferred income tax asset...............................    1,266      1,806
  Other assets............................................      100        100
                                                            -------    -------
                                                            $22,026    $29,815
                                                            =======    =======
Current liabilities:
  Bridge loan payable (notes 2 and 3).....................  $ 5,600    $    --
  Lease acquisitions payable..............................      619         --
  Accounts payable and accrued liabilities................    1,964      1,964
  Income taxes payable....................................       --      5,389
                                                            -------    -------
    Total current liabilities.............................    8,183      7,353
                                                            -------    -------
Stockholders' equity (note 5):
  Common stock, $.001 par value. Authorized 50,000,000
   shares; 14,795,179 shares issued and outstanding.......       15         15
  Additional paid-in capital..............................   17,641     17,641
  Retained earnings (deficit) accumulated during the
   development stage......................................   (3,813)     4,806
                                                            -------    -------
  Total stockholders' equity..............................   13,843     22,462
                                                            -------    -------
Commitments (note 7)
                                                            $22,026    $29,815
                                                            =======    =======

                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS
         Period from January 26, 1998 (inception) to December 31, 1998
                    (in thousands, except per share amounts)

   Revenue:
     Gain on sale of property........................................ $ 1,413
     Interest income.................................................      55
                                                                      -------
       Total revenue.................................................   1,468
                                                                      -------
   Expenses:
     Exploration.....................................................   1,826
     Depreciation and amortization...................................      62
     General and administrative......................................   3,977
     Interest expense................................................     682
                                                                      -------
       Total expenses................................................   6,547
                                                                      -------
       Loss before income taxes......................................  (5,079)
     Income tax benefit..............................................   1,266
                                                                      -------
       Net loss and deficit accumulated during the development
        stage........................................................ $(3,813)
                                                                      =======
     Loss per share.................................................. $ (0.34)
                                                                      =======
     Weighted average common shares outstanding......................  11,245
                                                                      =======





                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.
                         (A Development Stage Company)

                       STATEMENT OF STOCKHOLDERS' EQUITY
         Period from January 26, 1998 (inception) to December 31, 1998

                           Common Stock  Units  Additional
                           ------------- to be   Paid-in   Accumulated
                           Shares Amount Issued  Capital     Deficit    Total
                           ------ ------ ------ ---------- ----------- -------
                                             (in thousands)
Balances at January 26,
 1998 (inception)........      --  $ --   $--    $    --     $    --   $    --
Common stock issued in
 connection with share
 exchange (note 1).......     995     1    --         (1)         --        --
Common stock issued for
 cash, net of offering
 costs of $178,014
 (note 5)................  12,030    12    --     10,608          --    10,620
Compensation relating to
 common stock and
 warrants (note 5).......      --    --    --      1,340          --     1,340
Stock option compensation
 (note 5)................      --    --    --        450          --       450
Units issued for cash,
 net of offering costs of
 $324,675 (note 5).......   1,770     1    --      4,232          --     4,233
Warrants issued for
 properties and services
 (note 5)................      --    --    --        249          --       249
Units to be issued from
 escrow (note 5).........     357    --     1        763          --       764
Net loss for the period..      --    --    --         --      (3,813)   (3,813)
                           ------  ----   ---    -------     -------   -------
Balances at December 31,
 1998....................  15,152  $ 14     1    $17,641     $(3,813)  $13,843
                           ======  ====   ===    =======     =======   =======


                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS
         Period from January 26, 1998 (inception) to December 31, 1998
                                 (in thousands)

Cash flows from operating activities:
  Net loss........................................................... $ (3,813)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Gain on the sale of property.....................................   (1,413)
    Depreciation and amortization....................................       62
    Compensation relating to common stock and warrants issued........    1,340
    Stock option compensation........................................      450
    Warrants issued for services.....................................       17
    Deferred income tax benefit......................................   (1,266)
    Increases in operating assets and liabilities:
      Accounts receivable............................................     (375)
      Prepaid expenses and other current assets......................     (152)
      Inventory......................................................     (231)
      Other assets...................................................     (100)
      Accounts payable and accrued liabilities.......................    1,964
                                                                      --------
        Net cash used by operating activities........................   (3,517)
                                                                      --------
Cash flows from investing activities:
  Capital expenditures...............................................  (19,199)
  Proceeds from sale of properties...................................    7,600
  Drilling deposit...................................................     (333)
  Increase in lease acquisitions payable.............................      619
                                                                      --------
        Net cash used by investing activities........................  (11,313)
                                                                      --------
Cash flows from financing activities:
  Proceeds from issuance of bridge loans.............................    8,800
  Repayment of bridge loan...........................................   (3,200)
  Proceeds from issuance of note payable.............................      500
  Repayment of note payable..........................................     (500)
  Proceeds from issuance of common stock, net of offering costs......   14,853
                                                                      --------
        Net cash provided by financing activities....................   20,453
                                                                      --------
Net increase in cash.................................................    5,623
Cash at beginning of period..........................................       --
                                                                      --------
Cash at end of period................................................ $  5,623
                                                                      ========

Supplemental disclosures of cash flow information:
  Cash paid for interest............................................. $    682
                                                                      ========
  Cash paid for income taxes......................................... $     --
                                                                      ========

                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.
                         (A Development Stage Company)

                               December 31, 1998

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Organization and Basis of Presentation

   Pennaco Energy, Inc. (the "Company") is an independent energy Company primarily engaged in the acquisition and development of natural gas production from coal bed methane properties in the Rocky Mountain region of the United States. The Company was incorporated on January 26, 1998 under the laws of the state of Nevada and its headquarters are in Denver, Colorado.

   The Company's activities to date have been limited to organizational activities, prospect development activities, acquisition of leases and option rights, and commencement of its drilling program. The Company currently has oil and gas lease rights in the Powder River Basin in northeastern Wyoming and southeastern Montana. Currently the Company has no revenue producing operations. Accordingly, the Company is considered to be in the development stage.

   The Company was incorporated as a wholly-owned subsidiary of International Metal Protection Inc. ("International Metal"). Subsequently, all of the outstanding shares of International Metal were exchanged for shares of the Company and International Metal was merged into the Company. The 995,000 shares issued in the exchange were recorded at their par value of $.001 per share as International Metal had no assets or liabilities at the date of the merger. International Metal and its predecessor, AKA Video Communications Inc., had been inactive for the two years ended December 31, 1997 and prior thereto.

 (b) Use Of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Significant Risks

   The Company is subject to a number of risks and uncertainties inherent in the oil and gas industry. Among these are risks related to fluctuating oil and gas prices, uncertainties related to the estimation of oil and gas reserves and the value of such reserves, effects of competition and extensive environmental regulation, risks associated with the search for and the development of oil and gas reserves, and many other factors, many of which are necessarily beyond the Company's control. The Company's financial condition and results of operations will depend significantly upon the Company's ability to find and develop natural gas and oil reserves and upon the prices received for natural gas and oil produced, if any. These prices are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond the control of the Company.

 (d) Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

 (e) Oil and Gas Activities

   The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, costs associated with the acquisition, drilling and equipping of successful exploratory wells are capitalized. Geological and geophysical costs, delay and surface rentals and drilling costs of unsuccessful exploratory wells are charged to expense as incurred. Costs of drilling development wells, both successful and unsuccessful, are capitalized. Upon the sale or retirement of oil and gas properties, the cost thereof and the accumulated depreciation and depletion are removed from the accounts and any gain or loss is credited or charged to operations. Upon the sale of a partial interest in an unproved property, the proceeds are treated as a recovery of cost. If the proceeds exceed the carrying amount of the property, a gain is recognized in operations. Depletion of capitalized acquisition, exploration and development costs is computed on the units-of-production method by individual fields as the related proved reserves are produced.

   Capitalized costs of unproved properties are assessed periodically and a provision for impairment is recorded, if necessary, through a charge to operations.

   Proved oil and gas properties are assessed for impairment on a field-by-field basis. If the net capitalized costs of proved oil and gas properties exceeds the estimated undiscounted future net cash flows from the property a provision for impairment is recorded to reduce the carrying value of the property to its estimated fair value.

 (f) Other Property and Equipment

   Other property and equipment is recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from 3 to 15 years.

 (g) Income Taxes

   The Company provides for income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

 (h) Stock-based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SAS 123), defines a fair value method of accounting for stock compensation plans. SAS 123 allows an entity to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), which the Company has elected to follow. The pro forma disclosures of net loss and loss per share required by SAS 123 are included in note 5.

 (i) Loss Per Share

   Loss per share is based on the weighted average number of common shares outstanding during the period. Outstanding stock options and warrants were excluded from the computation as their effect was antidilutive.

(2) CMS TRANSACTION

   On October 23, 1998, the Company and CMS Oil and Gas Company signed a definitive agreement (the "CMS Agreement") relating to the development of the Company's Powder River Basin acreage (the "CMS Transaction"). Pursuant to the terms of the CMS Agreement, CMS Oil and Gas Company will acquire an undivided 50% working interest in approximately 492,000 net acres of Pennaco's leasehold position in the Powder River Basin for $28,000,000. The Company acquired the leasehold position which is being conveyed to CMS in the CMS Transaction for approximately $7,000,000. The purchase price provided for in the CMS Agreement was the result of arm's length negotiations between the Company and CMS. The joint operating agreement between the parties will be modeled after the 1989 AAPL Model Form of Joint Operating Agreement. The CMS Agreement provides that the parties will in good faith negotiate a development agreement for the exploration, development and production of coal bed methane from the leases. The development agreement will provide that each party will operate approximately 50% of the wells drilled in the area of mutual interest. Pennaco and CMS have divided the acreage in the area of mutual interest into project areas which will be operated by one party or the other. As is customary in oil and gas leasehold transactions, the agreement provides for the adjustment of the purchase price for title defects discovered prior to closing and for the opportunity for one party to participate in acquisitions made by the other party in the area of mutual interest defined in the agreement. The agreement also provides for a preferential purchase right to the other party in the event either CMS or the Company attempts to sell a portion of its interest in the acreage covered by the agreement. There is no preferential purchase right in the event that either party enters into a merger, reorganization or consolidation. All of the leases in the area of mutual interest are dedicated to affiliates of CMS Oil and Gas Company, for gathering, compression and transportation.

   Pursuant to the terms of the CMS Agreement, CMS agreed to pay Pennaco $5,600,000 of earnest money in the form of a non-interest bearing bridge loan (the "CMS Bridge Loan") which was secured by substantially all of the Company's oil and as leases. Approximately $3,200,000 of such amount was paid directly to existing creditors of the Company. The CMS Transaction is structured such that the conveyance of the working interests was to occur at two separate closings. The first closing occurred on November 20, 1998, and the second occurred on January 15, 1999. The Company received $7,600,000 at the first closing and received $14,800,000 at the second closing, less approximately $1,800,000 which is held in escrow subject to customary closing adjustments. As of March 12, 1999, approximately $1,200,000 was held in escrow pending CMS closing adjustments. The CMS Bridge Loan was canceled at the second closing.

   The unaudited pro forma balance sheet of the Company as of December 31, 1998 gives effect to the sale of the interest in the properties and the use of a portion of the proceeds to repay the bridge loan and the lease acquisitions payable, all as if the transactions had occurred on that date.

(3) BRIDGE LOAN

   The Company borrowed $3,200,000 on September 4, 1998 under a bridge loan with interest payable at 18% per year. The bridge loan was paid in full on October 23, 1998 with proceeds from the CMS Transaction.

(4) INCOME TAXES

   The income tax benefit of $1,266,000 includes a deferred federal income tax benefit of $1,196,000 and a deferred state income tax benefit of $70,000. The income tax benefit recorded for the period from inception to December 31, 1998 differs from the expected income tax benefit (based on the statutory rate of 34%) primarily as a result of state income taxes, and stock and stock option compensation which is not deductible for tax purposes.

   At December 31, 1998, the Company has a net operating loss carryforward for federal income tax purposes of approximately $431,000 which is available to offset future federal taxable income, if any, through 2018. The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 1998, relate to the net operating loss carryforward.

(5) STOCKHOLDERS' EQUITY

 (a) Common Stock

   Since its formation in January 1998, the Company completed four private placement offerings of common stock. In February 1998, 500,000 shares were issued at $.10 per share. Proceeds to the Company were approximately $50,000. Also in February 1998, 4,530,000 shares were issued at $.22 per share. Proceeds to the Company were approximately $997,000. In April 1998, 5,000,000 shares were issued at $1.25 per share. The proceeds to the Company were $6,250,000. In June 1998, 2,000,000 shares were issued at $1.75 per share. Proceeds to the Company were approximately $3,500,000. The Company incurred approximately $178,014 in offering costs relating to these offerings, which have been charged to additional paid-in capital.

   In June 1998, the Company offered certain individuals the right to acquire common stock at $1.75 per share along with a share purchase warrant for every two shares purchased, conditioned upon their acceptance of employment as officers of the Company. No compensation cost was recorded for the individuals who commenced employment with the Company prior to July 1, 1998 (the date the Company's common stock commenced trading) as the estimated fair value of common stock approximated the common stock issuance price and the warrant exercise price. Compensation expense of $450,000 was recorded for the shares and warrants issued subsequent to July 1, 1998 based on the difference between the closing price per share on the last trading day prior to the date of employment with the Company and the common stock issuance price and the warrant exercise price.

   During the period from inception to December 31, 1998 a total of 796,429 units were issued at $1.75 per unit to officers and key employees of the Company. The units consist of one share of common stock and one warrant for each two shares issued. The warrants have an exercise price of $1.75 per share in the first year and $1.96 per share in the second year and are exercisable at any time. Proceeds to the Company were approximately $1,394,000.

   In September 1998, the Company issued 980,000 units at $3.25 per unit. Each unit consists of one share of common stock and one warrant for each two shares issued. The warrants with an exercise price of $5.00 per share expire on March 4, 1999. Proceeds to the Company were approximately $3,165,000. Offering costs of $324,675 were charged to additional paid in capital.

   Under the terms of the stock subscription agreement, one of the subscribers to the offering subscribed for an additional 235,000 units. An additional $763,750 was deposited into an escrow account representing the aggregate purchase price of the additional 235,000 units. Under the terms of the escrow agreement the shares and the shares of common stock underlying the warrants were to be registered for resale under the Securities Act of 1993 (the "Act") with the U.S. Securities and Exchange Commission by December 31, 1998. The Company has also undertaken to have the shares qualified by way of an exemption order provided by the respective Securities Commissions in Canada.

   The escrow proceeds of $763,750 were deposited into an interest bearing escrow account together with certificates representing the units to be purchased. Under the terms of the subscription agreement, the registration statement was required to be declared effective and the Canadian exemption order was to be obtained on or before December 31, 1998. The registration statement has not been declared effective. Accordingly as of December 31, 1998, the subscriber may elect to either purchase the escrow units or receive a refund from the escrow account paid with their subscription, plus interest thereon, and an additional unit for each 10 units purchased in the offering. On February 28, 1999 all the subscribers elected to receive an additional unit for each 10 units purchased in the offering and, as a result, an additional 121,500 units are to be issued. The additional units to be issued have been reflected in the accompanying financial statements as units to be issued from escrow and the $763,750 to be received from escrow has been reflected as unit subscriptions receivable. The subscriber is also entitled to receive an additional unit for each 10 units previously acquired in the offering in the event that the Company does not maintain an effective registration statement until such time as the registered securities may be resold pursuant to Rule 144 promulgated under the Act.

 (b) Warrants

   At December 31, 1998 the Company has outstanding 607,500 warrants with an exercise price of $5.00 per share. These warrants were exercisable any time within six months of the date of issuance. The warrants expired unexercised on March 4, 1999.

   At December 31, 1998 the Company also has outstanding 398,215 warrants with an exercise price of $1.75 per share for the first year and $1.96 per share for the second year. 310,715 of these warrants were issued July 1, 1998 and 87,500 were issued September 4, 1998. The warrants expire two years from the date of issuance.

   The Company issued warrants to purchase 128,000 shares of common stock to a Company for corporate finance services for a period of one year commencing April 15, 1998. The warrants are exercisable at $1.25 per share anytime after April 15, 1999 and expire April 15, 2000. The estimated fair value of the warrants issued of $16,500 was charged to expense during the period from January 26, 1998 (inception) to December 31, 1998. In September 1998, the Company agreed to issue warrants to purchase 75,200 shares of common stock to the same Company in connection with the placement of units in the September 1998 unit offering. The warrants are exercisable at a price of $3.58 per share and expire September 4, 2000.

   The Company issued warrants to purchase 90,000 shares of common stock to SMS Operating, LLC as partial consideration for a lease acquisition. The warrants are exercisable at $4.72 per share anytime after November 24, 1998 and expire November 24, 2002. The estimated fair value of the warrants issued of $232,202 was capitalized as lease acquisition cost.

 (c) Stock Option and Incentive Plan

   On March 24, 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the Plan). The aggregate number of shares which may be issued as awards under the Plan is 4,500,000 shares. As of December 31, 1998, options to purchase common stock have been granted to key employees and directors at exercise prices ranging from $1.25 to $5.00 per share.

   Stock option activity for the Plan for the period from inception to December 31, 1998 is as follows:

                                                                       Weighted
                                                                        Average
                                                                       Exercise
                                                            Number of    Price
                                                             Options   Per Share
                                                            ---------  ---------
BALANCE, JANUARY 26, 1998 (INCEPTION)......................        --    $  --
  Granted.................................................. 2,969,365     2.71
  Canceled.................................................  (204,000)    1.27
                                                            ---------
BALANCE, DECEMBER 31, 1998................................. 2,765,365     2.82
                                                            =========

   A summary of the range of exercise prices and the weighted-average contractual life of outstanding stock options at December 31, 1998, is as follows:

                    Number    Weighted   Weighted      Number    Weighted
                 Outstanding  Average    Average    Exercisable  Average
   Range of      December 31, Exercise  Remaining   December 31, Exercise
Exercise Prices      1998      Price   Life (Years)     1998      Price
---------------  ------------ -------- ------------ ------------ --------
$        1.25       800,000    $1.25       9.3        612,500     $1.25
         2.50       914,000     2.50       8.4          4,000      2.50
         3.25       430,000     3.25       4.6            --        --
         3.63         1,215     3.63       4.0            --        --
         4.56        12,150     4.56       3.8            --        --
         5.00       608,000     5.00       4.2            --        --
                  ---------                           -------
 1.25 -- 5.00     2,765,365     2.81       7.1        616,500      1.24
                  =========                           =======

   The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. No compensation expense has been recognized for options granted at or above market value at date of grant. Compensation expense of $1,340,000 has been recorded for the period from inception to December 31, 1998 for options granted below the market value, based upon the difference between the option price and the quoted market price at the date of grant.

   Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value of options on the grant dates, consistent with the provisions of SFAS 123, the Company's pro forma net loss and loss per share for the period from January 26, 1998 (inception) to December 31, 1998 would have been $6,447,183 and $.57, respectively.

   The weighted average fair value of options granted during 1998 was $1.34 per share. The weighted average remaining contractual life of all options outstanding at December 31, 1998 was approximately 7.1 years. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected dividends, expected life of the options of 1 to 10 years, volatility of 72%, and a risk-free interest rate of 5.5%.

(6) RELATED PARTY TRANSACTIONS

   RIS Resources International Corporation (RIS International) owned 4,000,000 shares of the Company's common stock at December 31, 1998. A member of the Board of Directors of the Company also serves as a consultant to RIS International. From April 1, 1998 through June 22, 1998 he served as an officer of the Company. Since that time he has consulted with the Company and has received approximately $5,700 as compensation for his services.

   During the period from inception to December 31, 1998, a Company for which the Company's Chairman serves as a director provided administrative services for the Company for which it received compensation of approximately $16,000. In addition the Chairman was paid approximately $150,000 for the period from January 26, 1998 (inception) to December 31, 1998.

   One of the Company's Directors provided legal services to the Company during the period from inception to December 31, 1998. The Director's firm was paid approximately $192,000 and the Director was paid approximately $22,500 for the period from inception to December 31, 1998.

(7) COMMITMENTS

 (a) Employment Agreements

   The Company has entered into four-year employment agreements with two officers, its President and its Chief Financial Officer and Executive Vice President. Under the terms of the agreement with the President, if employment is terminated without cause prior to June 1, 1999, the President is entitled to termination compensation of $2,000,000, or $3,000,000 if he is terminated without cause after June 1, 1999 but before the expiration of his employment agreement in June 2002. Under terms of the agreement with the Executive Vice President and Chief Financial Officer, if employment is terminated without cause prior to July 1, 1999, the Chief Financial Officer and Executive Vice President is entitled to termination compensation of $400,000, $750,000 if he is terminated without cause after July 1, 1999 but before July 1, 2000 and $1,250,000 if he is terminated without cause thereafter but prior to the expiration of his employment agreement.

 (b) Lease Commitments

   The Company entered into an amendment to its office lease agreement in Denver, Colorado effective June 1, 1998. The amended lease covers 11,524 square feet for a term of two years and four months. During the term of the lease, rent is payable in the amount of $172,860 base rent per year. During the seven months of the lease from June 1, 1998 through December 31, 1998, the Company paid $100,835 in rent.

   The Company also leases office and lodging space in Gillette, Wyoming. The term of the lease commenced on October 5, 1998 and expires on April 4, 1999. The lease concerns approximately 9,000 square feet at a yearly rent of approximately $17,400. In February 1999 a new lease/purchase agreement was entered into. The term of the lease/purchase agreement commences on April 4, 1999 and expires December 31, 2000. The yearly rent during that term is approximately $17,400. Under the terms of the purchase option, $1,000 per month of the rent is deemed to apply to a purchase option on the property. The purchase option expires January 7, 2001.

(8) SUPPLEMENTAL FINANCIAL DATA-OIL AND GAS ACTIVITIES

   Capitalized costs related to oil and gas activities are as follows:

                                                               December 31,
                                                                  1998
                                                              --------------
                                                              (in thousands)
Unproved oil and gas properties, at cost...................       $4,657
Proved oil and gas properties..............................        1,359
                                                                  ------
Capitalized costs..........................................       $6,016
                                                                  ======

   Costs incurred in oil and gas activities are as follows:

                                                                Period from
                                                              January 26, 1998
                                                                 (inception)
                                                            to December 31, 1998
                                                            --------------------
                                                               (in thousands)
Unproved property acquisition costs........................       $18,132
Development costs..........................................           735
Exploration costs..........................................         1,861
                                                                  -------
Total costs incurred.......................................       $20,728
                                                                  =======

   Unproved property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes, delay rentals, and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to and prepare development well locations for drilling, and to drill and equip development wells.

(9) INFORMATION REGARDING PROVED OIL AND GAS RESERVES (UNAUDITED)

   Proved Oil and Gas Reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

   The table below sets forth the Company's quantities of historical proved reserves as estimated by independent petroleum engineers, all of which were located in the United States, and the present values attributed to those reserves. The estimates were prepared by the independent petroleum engineering firm of Ryder Scott Company. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors.

                                                                Period from
                                                              January 26, 1998
                                                                (inception)
Gas Reserves (Bcf)                                          to December 31, 1998
------------------                                          --------------------
Proved developed and undeveloped gas reserves:
  Beginning of period reserves.............................           --
  Extensions and discoveries...............................         18.1
                                                                    ----
    End of period reserves.................................         18.1
                                                                    ====
Proved developed gas reserves, end of period...............          5.5
                                                                    ====

Standardize Measure of Discounted Future Net Cash Flows

   Future net cash flows presented below are computed using year-end prices and costs. Future corporate overhead expenses and interest expense have not been included.

                           December 31, 1998
                          --------------------
                             (in thousands)
Future cash inflows, net
 of production taxes....        $20,250
Future production
 costs..................         (6,831)
Future development
 costs..................         (1,422)
Future income tax
 expenses...............         (3,468)
                                -------
Future net cash flows...          8,529
10% annual discount for
 estimated timing of
 cash flows.............         (2,387)
                                -------
Standardized measure of
 discounted future net
 cash flows.............        $ 6,142
                                =======

   The principal sources of changes in the standardized measure of discounted future net cash flows, are as follows:

                              Period from
                            January 26, 1998
                              (inception)
                          to December 31, 1998
                          --------------------
                             (in thousands)
Net change due to
 extensions and
 discoveries............        $ 8,529
Net change in income
 taxes..................         (2,387)
                                -------
Net changes.............          6,142
Balance at January 26,
 1998 (inception).......             --
                                -------
Balance at December 31,
 1998...................        $ 6,142
                                =======

   The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of Statement of Financial Accounting Standards No. 69. Future cash inflows were computed by applying current prices at year-end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and gas reserves, less the tax basis of properties involved and tax credits and loss carryforwards relating to oil and gas producing activities. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of the Company's oil and gas properties.

                              PENNACO ENERGY, INC.

                                 BALANCE SHEETS

                                                        June 30,   December 31,
                                                          1999         1998
                                                       ----------- ------------
                                                       (unaudited)
                                                            (in thousands)
Current assets:
  Cash................................................   $ 4,714     $ 5,623
  Accounts receivable.................................     1,628         375
  Subscriptions receivable............................        --         764
  Assets held for sale................................       187       6,932
  Drilling deposit....................................       395         333
  Inventory...........................................       691         231
  Prepaid expenses and other current assets...........        92         152
                                                         -------     -------
      Total current assets............................     7,707      14,410
                                                         -------     -------
Property and equipment, at cost:
  Natural gas properties, using the successful efforts
   method of accounting...............................    16,533       6,016
  Other property and equipment........................       443         296
                                                         -------     -------
                                                          16,976       6,312
  Less accumulated depletion, depreciation and
   amortization.......................................      (210)        (62)
                                                         -------     -------
    Net property and equipment........................    16,766       6,250
                                                         -------     -------
Other assets:
  Deferred income taxes...............................        --       1,266
  Other...............................................       100         100
                                                         -------     -------
      Total other assets..............................       100       1,366
                                                         -------     -------
                                                         $24,573     $22,026
                                                         =======     =======
Current liabilities:
  Bridge loan payable.................................   $    --     $ 5,600
  Lease acquisitions payable..........................        --         619
  Accounts payable and accrued liabilities............     2,431       1,964
  Income taxes payable................................     1,211          --
                                                         -------     -------
      Total current liabilities.......................     3,642       8,183
                                                         -------     -------
Deferred income taxes.................................       608          --
                                                         -------     -------
Stockholders' equity:
  Common stock, $.001 par value (Authorized 50,000,000
   shares; issued and outstanding 15,169,000 at June
   30, 1999 and 14,795,000 shares at December 31,
   1998)..............................................        15          15
  Additional paid-in capital..........................    18,014      17,641
  Retained earnings (deficit).........................     2,294      (3,813)
                                                         -------     -------
      Total stockholders' equity......................    20,323      13,843
                                                         -------     -------
Commitments
                                                         $24,573     $22,026
                                                         =======     =======

                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.

                            STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                                  Period From
                                                   Six Months   January 26, 1998
                                                      ended      (inception) to
                                                  June 30, 1999  June 30, 1998
                                                  ------------- ----------------
                                                    (in thousands, except per
                                                          share amounts)
Revenue:
  Natural gas revenue............................    $   628        $    --
                                                     -------        -------
    Total revenue................................        628             --
                                                     -------        -------
Operating expenses:
  Production and lease operating.................        486             --
  Production taxes...............................         52             --
  Exploration....................................        108            860
  Depletion, depreciation and amortization.......        148              8
  General and administrative.....................      2,425            401
                                                     -------        -------
    Total expenses...............................      3,219          1,269
                                                     -------        -------
Loss from operations.............................     (2,591)        (1,269)
  Interest income................................        239             20
  Interest expense...............................         --           (475)
  Gain on sale of properties.....................     12,431             --
                                                     -------        -------
Income (loss) before income taxes................     10,079         (1,724)
Income tax expense...............................     (3,612)            --
                                                     -------        -------
Net income (loss)................................    $ 6,467        $(1,724)
                                                     =======        =======
Basic earnings (loss) per share..................    $   .43        $  (.19)
                                                     =======        =======
Diluted earnings (loss) per share................    $   .37        $  (.19)
                                                     =======        =======
Weighted average common shares outstanding:
  Basic..........................................     15,048          9,133
                                                     =======        =======
  Diluted........................................     17,369          9,133
                                                     =======        =======


                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                                  (unaudited)

                         Six Months ended June 30, 1999

                                  Common Stock   Additional Retained
                                  --------------  Paid-in   Earnings
                                  Shares  Amount  Capital   (Deficit)  Total
                                  ------  ------ ---------- --------- -------
                                                (in thousands)
Balance at December 31, 1998..... 15,152   $15    $17,641    $(3,813) $13,843
Exercise of warrants.............     25    --         44         --       44
Issuance of additional units.....     --    --        360       (360)      --
Stock option compensation........     --    --         11         --       11
Refund of subscriptions
 receivable......................    (14)   --        (41)        --      (41)
Issuance of units................      6    --         20         --       20
Additional offering costs........     --    --        (21)        --      (21)
Net income.......................     --    --         --      6,467    6,467
                                  ------   ---    -------    -------  -------
Balance at June 30, 1999......... 15,169   $15    $18,014    $ 2,294  $20,323
                                  ======   ===    =======    =======  =======

                              PENNACO ENERGY, INC.

                            STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                                 Period from
                                                  Six Months   January 26, 1998
                                                     ended      (Inception) to
                                                 June 30, 1999  June 30, 1998
                                                 ------------- ----------------
                                                         (in thousands)
Cash flows from operating activities:
  Net income (loss).............................    $ 6,467        $(1,724)
  Adjustments to reconcile net income (loss) to
   net cash used in operating activities:
    Gain on sale of properties..................    (12,431)            --
    Depletion, depreciation and amortization....        148              8
    Compensation relating to common stock and
     warrants issued............................         11             --
    Deferred income tax expense.................      1,874             --
    Changes in operating assets and liabilities:
      Increase in accounts receivable...........     (1,253)            --
      Increase in inventory.....................       (460)            --
      (Increase) decrease in prepaid expenses
       and other current assets.................         60            (51)
      Increase in other assets..................         --            (67)
      Increase in accounts payable and accrued
       liabilities..............................        467            736
      Increase in income taxes payable..........      1,211             --
                                                    -------        -------
        Net cash used in operating activities...     (3,906)        (1,098)
                                                    -------        -------
Cash flows from investing activities:
  Capital expenditures..........................    (11,546)       (12,856)
  Proceeds from sale of properties..............     20,058             --
  Drilling deposit, net.........................        (62)          (250)
  Increase (decrease) in lease acquisitions
   payable......................................       (619)            55
                                                    -------        -------
        Net cash provided by (used in) investing
         activities.............................      7,831        (13,051)
                                                    -------        -------
Cash flows from financing activities:
  Proceeds from issuance of bridge loan.........         --          4,075
  Repayment of bridge loan......................     (5,600)            --
  Proceeds from issuance of common stock, net of
   offering costs...............................        723         10,609
  Proceeds from exercise of warrants............         44             --
  Proceeds from issuance of units...............         20             --
  Additional offering costs.....................        (21)            --
                                                    -------        -------
        Net cash provided by (used in) financing
         activities.............................     (4,834)        14,684
                                                    -------        -------
Net increase (decrease) in cash.................       (909)           535
Cash at beginning of period.....................      5,623             --
                                                    -------        -------
Cash at end of period...........................    $ 4,714        $   535
                                                    =======        =======
Supplemental disclosures of cash flow
 information:
  Cash paid for interest........................    $    --        $    --
                                                    =======        =======
  Cash paid for income taxes....................    $   528        $    --
                                                    =======        =======

                See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.

                                 June 30, 1999

                         NOTES TO FINANCIAL STATEMENTS
                                  (unaudited)

(1) ORGANIZATION AND BASIS OF PRESENTATION

   Pennaco Energy, Inc. (the "Company") is an independent exploration and production company. The Company's current operations are completely focused on the acquisition and development of natural gas production from coal bed methane properties in the Rocky Mountain region of the United States. The Company was incorporated on January 26, 1998 under the laws of the state of Nevada and is headquartered in Denver, Colorado.

   From its inception through March 31, 1999, the Company's activities had been limited to organizational activities, prospect development activities, acquisition of leases and option rights, and commencement of its drilling program. The Company has oil and gas lease rights in the Powder River Basin in northeastern Wyoming and southeastern Montana. In April 1999 the Company began gas production from certain of its gas properties in the South Gillette Area. As a result, the Company is no longer considered a development stage company.

   The accompanying financial statements are unaudited; however, in the opinion of management, the accompanying financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 1999, and the results of its operations for the three-month periods ended June 30, 1999 and 1998, the six-month period ended June 30, 1999 and the period from January 26, 1998 (inception) to June 30, 1998. The results of operations for interim periods are not indicative of the results of operations for the full fiscal year. The accounting policies followed by the Company are included in Note 1 to the Financial Statements for the period from January 26, 1998 (inception) to December 31, 1998 included elsewhere in this prospectus.

(2) OIL AND GAS ACTIVITIES

   The Company follows the successful efforts method of accounting for its natural gas activities. Accordingly, costs associated with the acquisition, drilling and equipping of successful exploratory wells are capitalized. Geological and geophysical costs, delay and surface rentals and drilling costs of unsuccessful exploratory wells which would include uneconomical pilot projects are charged to expense as incurred. Costs of drilling development wells, both successful and unsuccessful, are capitalized. Upon the sale or retirement of gas properties, the cost thereof and the accumulated depreciation and depletion are removed from the accounts and any gain or loss is recorded to operations. Upon the sale of a partial interest in an unproved property, the proceeds are treated as a recovery of cost. If the proceeds exceed the carrying amount of the property, a gain is recognized. Depletion of capitalized acquisition, exploration and development costs is computed on the units-of-production method by individual fields as the related proved reserves are produced.

   Capitalized costs of unproved properties are assessed periodically and a provision for impairment is recorded, if necessary, through a charge to operations.

   Proved gas properties are assessed for impairment on a field-by-field basis. If the net capitalized costs of proved gas properties exceeds the estimated undiscounted future net cash flows from the property, a provision for impairment is recorded to reduce the carrying value of the property to the value of its estimated undiscounted future net cash flows.

(3) CMS TRANSACTION

   On October 23, 1998, the Company and CMS Oil and Gas Company ("CMS") signed a definitive agreement (the "CMS Agreement") relating to the development of the Company's Powder River Basin acreage (the "CMS Transaction"). Pursuant to the terms of the CMS Agreement, CMS acquired an undivided 50% working interest in approximately 492,000 net undeveloped acres of the Company's leasehold position in the Powder River Basin for $28,000,000. The Company acquired the 50% leasehold position which was conveyed to CMS in the CMS Transaction for approximately $7,000,000. The purchase price provided for in the CMS Agreement was the result of arm's length negotiations between the Company and CMS. The joint operating agreement between the parties will be modeled after the 1989 AAPL Model Form of Joint Operating Agreement. The CMS Agreement provides that the parties will in good faith negotiate a development agreement for the exploration, development and production of coal bed methane from the leases. The development agreement will provide that each party will operate approximately 50% of the wells drilled in the area of mutual interest. Pennaco and CMS have divided the acreage in the area of mutual interest into project areas which will be operated by one party or the other. Under the Company's accounting policies, the proceeds from the sale are treated as a recovery of cost, with any additional amounts recorded as a gain. The proceeds on the sale of these undeveloped properties exceeded their cost. Accordingly, the Company has no basis in its retained 50% ownership in such properties. As is customary in oil and gas leasehold transactions, the agreement provides for the adjustment of the purchase price for title defects discovered prior to closing and for the opportunity for one party to participate in acquisitions made by the other party in the area of mutual interest defined in the agreement. The agreement also provides for a preferential purchase right to the other party in the event either CMS or the Company attempts to sell a portion of its interest in the acreage covered by the agreement. There is no preferential purchase right in the event that either party enters into a merger, reorganization or consolidation. All of the leases in the area of mutual interest are dedicated to affiliates of CMS, for gathering, compression and transportation.

   Pursuant to the terms of the CMS Agreement in October 1998, CMS paid Pennaco $5,600,000 of earnest money in the form of a non-interest bearing bridge loan (the "CMS Bridge Loan") which was secured by substantially all of the Company's gas leases.

   Approximately $3,200,000 of such amount was used to repay existing creditors of the Company. The CMS Transaction was structured such that the conveyance of the working interests occurred at two separate closings. The first closing occurred on November 20, 1998, and the second occurred on January 15, 1999. The Company received $7,600,000 at the first closing and received $18,600,000 at the second closing. The remaining $1,800,000 was held in escrow subject to customary closing adjustments. The CMS Bridge Loan was canceled at the second closing. Subsequent to the second closing, the Company has received approximately $1,458,000 from the escrow account leaving approximately $342,000 as of June 30, 1999, pending closing adjustments.

   Under the terms of the CMS Agreement, CMS will pay the Company for its share of the costs of acquiring any acreage in excess of the original 492,000 net acres in the area of mutual interest. The joint venture acreage in the area of mutual interest includes approximately 580,000 net acres as of June 30, 1999.

(4) STOCKHOLDERS' EQUITY

   In September 1998, the Company issued 980,000 units at $3.25 per unit, which includes proceeds received subsequent to December 31, 1998 of $20,000 relating to 6,250 of such units. The units consists of i) 980,000 shares of common stock and ii) warrants to acquired an additional 490,000 shares of common stock at an exercise price of $5.00 per share. The Company received proceeds of approximately $3,165,000. The Company incurred offering costs of $325,000 which were charged to additional paid-in capital.

   Under the terms of the Company's September 1998 Stock Subscription Agreement, 235,000 additional units were issued under the same terms as above and placed in an escrow account. Subscription payments of $763,750 were deposited into an escrow account, together with certificates representing the units to be purchased, representing the aggregate purchase price of the 235,000 units. Under the terms of the escrow agreement, the common stock shares and the shares of common stock underlying the warrants were to be registered under the Securities Act of 1933 ("the Act") with the Securities and Exchange Commission by December 31, 1998. The Company has also undertaken to have the shares qualified by way of an exemption order provided by the respective Securities Commissions in Canada.

   Under the terms of the subscription agreement, if the registration statement was not declared effective and the Canadian exemption order was not obtained on or before December 31, 1998, the subscriber was entitled to additional rights. The registration statement was not declared effective by this date. Accordingly, as of December 31, 1998, the subscriber was entitled to elect to either receive the units from the escrow account or receive a cash refund from the escrow account plus interest thereon. Additionally, the Company was required to issue to the subscribers an additional unit for each 10 units purchased in the offering. On February 28, 1999, subscribers representing 222,500 units held in escrow elected to receive the escrowed units and the Company received proceeds of $723,000 from the escrow account. One subscriber representing 12,500 units elected not to receive the escrowed units and instead received a refund from escrow of $41,000. Therefore, the total units issued in connection with the September 1998 Stock Subscription Agreement included the original 1,202,500 units and the 120,250 additional units required to be issued, as discussed above, for a total of 1,322,750 units. The warrants issued in connection with the units expired unexercised on March 4, 1999. The 120,250 additional units have been reflected in the accompanying financial statements as an increase to paid in capital and as a reduction to retained earnings of $360,000.

   On February 24, 1999, the Board of Directors adopted a stockholder rights plan pursuant to which the Company distributed a dividend of one right (a "Right") for each outstanding share of Common Stock. The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. Each Right entitles the registered holder to purchase from the Company one half of a share of Common Stock at an exercise price of $20, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 24, 1999, between the Company and Harris Trust and Savings Bank, as rights agent, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A.

   During the six months ended June 30, 1999 warrants for the purchase of 25,000 shares of common stock were exercised for $44,000.

(5) EARNINGS PER SHARE

   The following table sets forth the computation of basic and diluted earnings per share:

                                                        Period From
                                         Six Months   January 26, 1998
                                            Ended      (inception) to
                                        June 30, 1999  June 30, 1998
                                        ------------- ----------------
                                              (in thousands, except per
                                                    share amounts)
Numerator for basic and diluted income
 (loss) per share--
  Income (loss) available to common
   stockholders........................    $ 6,467        $(1,724)
                                           =======        =======
Denominator:
  Denominator for basic income (loss)
   per share --
  Weighted average shares..............     15,048          9,133
  Effect of dilutive securities:
    Stock warrants.....................        443             --
    Stock options......................      1,878             --
                                           -------        -------
Denominator for diluted income (loss)
 per share --
  Adjusted weighted average shares
   diluted.............................     17,369          9,133
                                           =======        =======
Basic income (loss) per share..........    $   .43        $  (.19)
                                           =======        =======
Diluted income (loss) per share........    $   .37        $  (.19)
                                           =======        =======

   Potentially dilutive common shares attributable to outstanding options and warrants to purchase common shares of 4,501,000, 2,121,000, 97,000 and 2,121,000 were excluded from the calculation of diluted earnings (loss) per share for the three month periods ended June 30, 1999 and 1998, the six month period ended June 30, 1999 and the period from January 26, 1998 (inception) to June 30, 1998, respectively, as their effect was antidilutive.

(6) EVENTS SUBSEQUENT TO JUNE 30, 1999

 Bank Facility

   On July 23, 1999 the Company entered into a revolving line of credit with US Bank National Association ("USB"). The Credit Agreement provides for loans of up to $25,000,000 based upon a borrowing base determined by USB. The borrowing base has been determined to be $10,000,000 through September 30, 1999. The Credit Agreement includes the following provisions: i) is secured by mortgages on all of the Company's properties; ii) provides for a revolving period generally ending on June 30, 2001 after which the loan is to be repaid based upon a 48 month amortization period; iii) provides that, on a quarterly basis, the Company's working capital (including unused commitment amount, minus outstanding letters of credit) not to be less than $0; the Company's tangible net worth, beginning on or after December 31, 1999, not to be less than (a) $20,000,000, plus (b) 50% of the Company's cumulative net income for all periods ending after July 23, 1999, plus (c) 50% of all equity proceeds; and that, beginning on or after December 31, 1999, the Company will not permit its fixed charge coverage ratio to be less than 1.0:1.0; and iv) provides for an interest at either a Libor or prime base rate.

   As of August 10, 1999 the Company had no borrowings outstanding under the revolving credit agreement.

                              Pennaco Energy, Inc.
                   Report of Independent Petroleum Engineers

            [LETTERHEAD OF RYDER SCOTT COMPANY PETROLEM ENGINEERS]


                                     September 22, 1999

Pennaco Energy, Inc.
1050 17th Street, Suite 700
Denver, Colorado 80265

Gentlemen:

At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pennaco Energy, Inc. as of September 1, 1999. The subject properties are located in the State of Wyoming. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines-for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. August 31, 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from August 31, 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated, quantities presented in this report. The results of this study are summarized below.


                                SEC PARAMETERS
                     Estimated Net Reserve and Income Data
                  Certain Leasehold and Royalty Interests of
                             Pennaeo Energy, Inc.
                            As of September 1, 1999
             -----------------------------------------------------


                                                             Proved
                                    -------------------------------------------------------------
                                               Developed
                                    ----------------------------
                                                                                        Total
                                     Producing     Non-Producing    Undeveloped         Proved
                                    -----------    -------------    -----------       -----------
Net Remaining Reserves
----------------------
  Gas - MMCF                             21,151          21,745          13,191            56,087

Income Data
-----------
  Future Gross Revenue              $32,864,617     $34,000,889     $20,683,087       $87,548,593
  Deductions                        $ 7,658,328     $ 8,559,326     $ 6,667,221       $22,884,875
                                    -----------     -----------     -----------       -----------
  Future Net Income (FNI)           $25,206,289     $25,441,563     $14,015,866       $64,663,718

  Discounted FNI @ 10%              $20,391,923     $19,815,940     $10,404,954       $50,612,817

Pennaco Energy, Inc.
September 22, 1999
Page 2



     All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for 100 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows:

                         Discounted Future Net Income
                            As of September 1,1999
                         ----------------------------

                      Discount Rate             Total
                         Percent                Proved
                      -------------           ----------
                           15                 $45,250,516

                           18                 $42,436,990

                           20                 $40,706,929

                           25                 $36,826,038

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report
--------------------------------

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. We have evaluated probable and possible reserves and income for this report. However, at the request of Pennaco Energy, Inc., the probable and possible tables are not included in this letter. These data are for Pennaco Energy, Inc.'s information only and should not be included in reports to the SEC according to the SEC guidelines.

Pennaco Energy, Inc.
September 22, 1999
Page 3


Estimates of Reserves
---------------------

         In general, the reserves included herein were based on a type curve of 472 Coalbed Methane wells in the Powder River Basin in Townships 46, 47, 48 and 49 North, and Ranges 71, 72 and 73 West. The type curve was used to forecast future production rates for these wells. In some cases, forecast future production rates varied from the type curve. Because of the limited amount of performance data currently available for the Pennaco Energy, Inc. wells, the potential for future reserve revisions, either upward or downward, is significantly greater than normal.

         The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates
-----------------------

         Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for market conditions where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Pennaco Energy, Inc.

         The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocardon Prices
------------------

         Pennaco Energy, Inc. furnished us with a CIG index gas price in effect at August 31, 1999 of $2.49 per MMBTU. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than August 1, 1999 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to

Pennaco Energy, Inc.
September 22, 1999
Page 4


depletion of the reserves. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market.

Costs
-----

         Operating costs for the leases and wells in this report were supplied by Pennaco Energy, Inc. and are based on their operating expense reports and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were finished to us by Pennaco Energy, Inc. and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. At the request of Pennaco Energy, Inc., their estimate of zero abandonment costs after salvage value for the other onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Pennaco Energy, Inc.'s estimate. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

General
-------

         The estimates of reserves presented herein were based upon a detailed study of the properties in which Pennaco Energy, Inc. owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Pennaco Energy, Inc. has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Pennaco Energy, Inc. were accepted without independent verification. The estimates presented in this report were based on data available through September 15, 1999.

         Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

Pennaco Energy, Inc.
September 22, 1999
Page 5


         This report was prepared for the exclusive use of Pennaco Energy, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.


                                               Very truly yours,

                                               RYDER SCOTT COMPANY, L.P.

                                               /s/ J. Stephen Bausch
                                               J. Stephen Bausch, P.E.
                                               Petroleum Engineer

APPROVED:

/s/ Gary Krieger                                   [SEAL OF
Gary Krieger, P.E.                              J. STEPHEN BAUSCH
Vice President                                       28010
JSB:ph                                         COLORADO REGISTERED
                                             PROFESSIONAL ENGINEER]

                           Pennaco Energy Operations



                                [PICTURE HERE]

Drilling a Pennaco coal bed methane well in the South Gillette Area with a mobile truck-mounted rig.



                                [PICTURE HERE]

This skid-mounted compressor house contains two screw compressors capable of moving 5 MMcf of gas per day.



                                [PICTURE HERE]

The low-profile wellhead is connected by buried gathering lines to a central meter house and compressor.


                                [PICTURE HERE]

A 250 horsepower screw compressor is designed to move 2.5 MMcf of gas per day.

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                                3,500,000 Shares

                                     [Logo of Pennaco Energy, Inc. appears here]
                                  Common Stock

                               ----------------
                                   PROSPECTUS
                               ----------------

Bear, Stearns & Co. Inc.
                A.G. Edwards & Sons, Inc.
                                 Howard, Weil, Labouisse, Friedrichs
                                                  Incorporated
                                                            Hanifen, Imhoff Inc.

                                October 14, 1999

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